EXHIBIT 99.2

Management’s Discussion and Analysis of Operations and Financial Condition
(US dollars, in accordance with Canadian GAAP)

A cautionary note regarding forward-looking statements and non-GAAP measures follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.	Core Business

Yamana Gold Inc. is engaged in the acquisition, exploration and development, and operation of mineral properties. Revenue and cash flow from operations is currently generated from the sale of gold bullion. Future revenues and cash flows will include the sale of copper concentrate from its Chapada copper-gold mine which is currently under construction. To date, the Company’s activities have been concentrated in Latin America.

2.	Change in Year End

In May 2004, the year end of the Company was changed from February 28/29 to December 31. As such, the current fiscal year is for the twelve month period ended December 31, 2005 with comparative figures for the ten month period ended December 31, 2004.

3.	Highlights

Significant achievements during the year include:

•	Cash balance of $151.6 million as at December 31, 2005
•
Cash flow from operations of $6.4 million before changes in non-cash working capital items and cash flow from operations of $3.4 million after a reduction in non-cash working capital items of $3 million

•	Achieved average cash costs of $289 per ounce from its Fazenda Nova and Fazenda Brasileiro mines.
•	Commenced commercial production at its Fazenda Nova Mine.
•	Commenced the start-up of mine operations at its São Francisco Mine.
•	Ahead of schedule with the construction of its Chapada copper-gold project.
•	Raised gross proceeds of $49.6 million from the early exercise of its publicly traded warrants that otherwise would not have been available to the Company until July 2008.
•	Raised $105.3 million in net proceeds from the public issue of 26 million common shares.
•	Drew down on debt financing in the amount of $100 million for the construction of the Chapada copper-gold project.
•	Entered into smelter off-take agreements for 150,000 tonnes of copper concentrate from its Chapada copper-gold project currently under construction.
•	Initiated a copper hedging program that is intended to help secure a less than two year payback at its Chapada copper-gold project.
•
Pursued the purchase of RNC Gold Inc. whereby the Company acquired two additional mines: San Andrés and La Libertad bringing total forecast gold production up to more than 500,000 ounces by 2007. The transaction was approved by RNC Gold Inc. shareholders on February 17, 2006, received court approval on February 22, 2006 and closed February 28, 2006.

•	Advanced three projects through exploration to the point where they now each have the potential to become our next new mine.
•	Increased proven and probable reserves by 1.2 million ounces.
•	Continued drilling and the development E-Deep at the Fazenda Brasileiro Mine to further define and expand the size of the ore body.

4.	Subsequent events - Acquisitions

RNC Gold Inc.

On December 4, 2005, the Company announced transactions which provided for the acquisition of RNC Gold Inc. (“RNC”) and 100% of the San Andrés gold mine in Honduras. The total purchase price for these transactions was approximately $ 52 million, comprised of approximately 5.7 million Yamana common shares (0.12 of a common share for each RNC share) and other transaction costs and adjustments. Additionally, the Company paid $ 18.9 million in cash for the purchase of the San Andrés Mine.

The addition of San Andrés in Honduras and La Libertad in Nicaragua to the Company’s existing operations will increase gold production by 120,000 per year bringing total forecast gold production to approximately 500,000 to 550,000 ounces by 2007 and up to 650,000 ounces by 2008. The Company also acquired development stage properties including Cerro Quema in Panama. The Company recorded the RNC transaction in accordance with the purchase method of accounting for acquisitions under Canadian generally accepted accounting principles. As such, assets acquired and liabilities assumed under the transaction will be recorded by the Company at their fair market values as of the date of acquisition, February 28, 2006.

Subsequent to the year end, on February 17, 2006 the shareholders of RNC Gold Inc. approved the transaction and all necessary regulatory and court approvals were obtained. The transaction closed on February 28, 2006.

Desert Sun Mining

On February 22, 2006, the Company entered into an arrangement agreement with Desert Sun Mining Corp. which owns the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine and its C1 Santa Luz pre-feasibility project.

The acquisition will be completed by way of a court approved Plan of Arrangement whereby each Desert Sun Mining common share will be exchanged for 0.6 of a Yamana common share. All Desert Sun Mining options and warrants will become exercisable for common shares of the Company based on the exchange ratio. As a result of the proposed transaction, the combined company would be held approximately 76% by existing Yamana shareholders and 24% by existing Desert Sun Mining shareholders. The total number of Yamana common shares outstanding would be approximately 262.1 million, calculated on a pro forma basis after giving effect to the Company’s acquisition of RNC Gold Inc.

Cash costs of the combined company are projected at $270 per ounce of gold in 2006, with $125 and $115 per ounce of gold projected for 2007 and 2008, respectively. Projected cash costs assume copper will be treated as a by-product credit.

The Company’s total measured and indicated resources based on information known at the time of announcement would comprise approximately 11.6 million ounces of measured and indicated resources including 7.6 million of proven and probable reserve gold ounces. Proven and probable copper reserves would be approximately 2.3 billion pounds. Inferred gold resources would total 6.1 million ounces.

Taking into consideration the Company’s updated reserves and resources as at December 31, 2005, following the Desert Sun acquisition, the Company would have measured and indicated resources of approximately 12.1 million ounces of which 8.1 million ounces would be proven and probable. Inferred resources would total 6.4 ounces and copper reserves would be 2.35 billion pounds.

In addition to the upside in the production profile of the Company, the transaction would facilitate operational and administrative synergies, and broaden shareholder base and increases to share liquidity.

The transaction is subject to all requisite regulatory and court approvals, Desert Sun shareholder approval, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by shareholders of Desert Sun. The transaction is expected to close during the second quarter of 2006. If the combination does not occur under certain circumstances, Desert Sun has agreed to pay the Company a break-fee of C$21.5 million.

5.	Overview of Financial Results

The table below presents selected financial data for the Company’s three most recently completed fiscal years:

	Dec 31, 2005	Dec 31, 2004	Feb 29, 2004
		(ten months)

Financial results (in thousands of dollars)

Revenues[1]	$46,038	$32,298	$19,811

Mine operating earnings for the year[4]	$8,569	$10,377	$6,754

Net earnings (loss) for the year[2]	$(4,111)	$2,783	$1,008
Adjusted net earnings for the year[3]	$1,991	$2,696	$1,788
Cash flow from operations (after changes in non-cash working capital items)	$3,410	$8,536	$5,491

Cash flow from operations (before changes in non-cash working capital items)	$6,445	$9,293	$4,953

Per share financial results

Basic (loss) earnings per share[2]	$(0.03)	$0.03	$0.02

Diluted (loss) earnings per share[2]	$(0.03)	$0.02	$0.02

Adjusted earnings per share[3]	$0.01	$0.03	$0.04

Financial position (in thousands of dollars)

Total assets	$465,697	$177,106	$93,948

Total long-term liabilities	$119,281	$9,572	$7,657

	Dec 31, 2005	Dec 31, 2004	Feb 29, 2004
		(ten months)

Gold Production (ounces):
Pre-Commercial

Fazenda Nova	7,379	2,849	-

São Francisco pilot plant	4,843	3,214	283
	12,222	6,063	283
Commercial

Fazenda Brasileiro	74,570	78,168	56,794
Fazenda Nova	28,780	-	-
	103,350	78,168	56,794
	115,572	84,231	57,077

Gold Sales (ounces)
Pre-Commercial

Fazenda Nova	4,694	1,704	-

São Francisco pilot plant	4,050	2,883	-
	8,744	4,587	-
Commercial

Fazenda Brasileiro	72,074	79,822	49,989
Fazenda Nova	31,698	-	-
	103,772	79,822	49,989
	112,516	84,409	49,989

Non-GAAP Measures[3]
Per ounce data:
Cash costs per ounce produced

Fazenda Brasileiro[4]	$320	$205	$208
Fazenda Nova	$208	-	-
	$289	$205	$208

Average gold price realized (1)	$448	$409	$396

Average gold spot price	$445	$409	$372

Operating statistics
Gold ore grade (g/t)

Fazenda Brasileiro	2.44	3.13	3.42
Fazenda Nova	0.87	-	-

Gold recovery rate (%)

Fazenda Brasileiro	89.3	91.9	95.5
Fazenda Nova	81.0	-	-

(1) Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.

(2) Net (loss) earnings, basic (loss) earnings per share and diluted earnings per share for the year ended December 31, 2005 include an unrealized non-cash loss on commodity contracts of $8.6 million.

(3) Non GAAP measure - see reconciliation table below. A cautionary note of non-GAAP measures follows this Management’s Discussion and Analysis of Operations and Financial Condition.

(4) Certain mine general and administrative expenses have been reclassified from cost of sales to general and administrative expenses to conform with current year’s presentation.

Net loss for the year included non-cash charges in respect of stock options, foreign exchange losses, unrealized losses on commodity contracts and a future income tax recovery. Net earnings for the year, adjusted for these non-cash items (a non-GAAP measure), was $2 million compared to $2.6 million for the comparative ten month period ended December 31, 2004. The following chart summarizes net earnings adjusted for these non-cash items:

A non-GAAP Measure	Dec. 31, 2005	Dec. 31, 2004 (ten months)	Feb. 29, 2004
Net earnings (loss) per consolidated financial statements	$(4,111)	$2,783	$1,008
Adjustments:
Stock-based compensation	2,303	2,191	612
Foreign exchange gain	(369)	(1,848)	(157)
Unrealized losses on commodity contracts	8,615	-	-
Future income tax (recovery) expense	(4,447)	(430)	324

Adjusted net earnings	$1,991	$2,696	$1,787

Adjusted earnings per share	$0.01	$0.03	$0.04

An unrealized non-cash loss of $8.6 million was recognized on the mark-to-market of copper hedging instruments entered into during the year. The Company has effectively sold forward 50 million pounds of 2007 copper production at a net price of $1.27 per pound. This represents approximately 50% of the Company’ projected copper production for 2007. The financial instruments entered into were structured to hedge against the risk of declining copper prices on future copper concentrate sales, while permitting the Company to participate in market price increases at prices exceeding the $1.67 strike price of the call options involved in the transactions, thereby maximizing the total exposure at $15 million. By putting this copper hedge in place, the Company is helping to ensure a less than two year pay back for its Chapada copper-gold project. The original pay back outlined in the Chapada feasibility study based on a copper price of $1.00 per pound was approximately two years.

The formal requirements under generally accepted accounting standards permit hedge accounting so long as cash flows come solely from the sale of copper. Since Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting is disallowed. Accordingly, changes in the fair value of the financial instruments will be reflected in current earnings from period to period. This will result in fluctuations in net earnings from period to period until which time the contracts are closed in 2007. The unrealized mark-to-market loss represents the value on cancellation of these contracts based on market values as at December 31, 2005 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses.

The Company is currently considering entering into additional contracts to further lock-in the copper price for a portion of its 2008 forecast production. Details to the commodity contacts are further discussed in Section “Hedging Program”.

The basic loss per share, including the impact of the mark-to-market loss on the economic copper hedge for the fiscal year ended December 31, 2005 was $0.03. This compares to basic earnings per share of $0.03 per share and diluted earnings of $0.02 per share for the comparative ten month period ended December 31, 2004 and basic and diluted earnings of $0.02 per share for the year ended February 29, 2004.

Earnings per share adjusted for non-cash items was $0.01 for the year. This compares to adjusted earnings per share of $0.03 for the comparative ten month period ended December 31, 2004 and $0.04 for the year ended February 29, 2004.

Revenue for the fiscal year was $46 million, an increase of 43% over the preceding ten month period. Revenues for the year consisted of 72,074 ounces of gold sold from the Fazenda Brasileiro Mine and 31,698 ounces of gold sold from the Fazenda Nova Mine as of May 1, 2005 (commencement of commercial production). All gold sales were transacted in the spot market. In addition, a total of 8,744 ounces were sold during the year from pre-commercial activities at the Fazenda Nova Mine and the Francisco pilot plant. Hence, a total of 112,516 ounces of gold were sold in 2005. Sale proceeds prior to commercial production from the Fazenda Nova Mine and from the São Francisco pilot plant were credited against mine development costs. A total of 79,822 and 49,989 ounces were sold during the comparative ten month period ended December 31, 2004 and during the twelve month period ended February 29, 2004, respectively. Additionally, 4,587 ounces of gold were sold during the comparative ten month period ended December 31, 2004 from pre-commercial activities from the Fazenda Nova Mine and the São Francisco pilot plant.

The Company’s average realized gold price during the year was $448 per ounce, an increase of 10% from an average realized price $409 per ounce during the comparative ten month period ended December 31, 2004. This also compares to an average spot price of $445 per ounce for the year ended December 31, 2005. The spot price itself increased 9% relative to the comparative ten month period ended December 31, 2004.

Mine operating earnings for the year were $8.6 million and consist of operations from the Fazenda Brasileiro Mine and the Fazenda Nova Mine as of May 1, 2005. This compares to operating earnings from the Fazenda Brasileiro Mine of $10.4 million for the comparative ten month period ended December 31, 2004 and $6.8 million for the year ended February 29, 2004. There were no earnings from the Fazenda Nova Mine for the comparative periods.

A total 115,572 ounces of gold were produced during the year of which 103,350 ounces were produced from commercial production activities and 12,222 ounces were produced from pre-commercial activities. This compares to 84,231 ounces produced during the comparative ten month period ended December 31, 2004 and 57,077 ounces produced during the year ended February 29, 2004. Comparing fiscal 2005 versus fiscal 2004, Fazenda Nova commercial production increased by 28,780 ounces and Fazenda Brasileiro production declined by 3,598 ounces.

Average cash costs for the year were $289 per ounce compared to $205 per ounce for the ten month comparative period ended December 31, 2004 and $208 per ounce for the comparative year ended February 29, 2004.

Inventory as at December 31, 2005 was $11.4 million compared to $5.9 million as at December 31, 2004. Inventory increased as a result of production at the Fazenda Nova Mine, ore being stacked on the heap leach pads at the São Francisco Mine and ore stockpiled at the Chapada Mine which is currently under construction.

Proven and probable reserves were 5.2 million ounces of contained gold and 2.3 billion pounds of contained copper as of December 31, 2005 based on a gold price of $425 per ounce (except for Fazenda Nova which is calculated assuming $500 gold price) and a copper price of $1.00 per pound. This represents an increase of 1.2 million ounces, a 31% increase after mining of 115,000 ounces during the year.

Summary of increase in proven and probable gold reserves by mine/project:

Mine	Increase (Decrease) in Contained Ounces
000’s)

Fazenda Brasileiro	(26)
Fazenda Nova	(54)
C-1 Santa Luz	556
São Francisco	324
São Vicente	309
Chapada	54
Total Increase	1,163

Cash as at December 31, 2005 was $151.6 million compared to $87.1 million as at December 31, 2004. Significant cash transactions during the year included the full draw down on a $100 million loan facility, $48.1 million in net proceeds received on the early exercise of the Company’s publicly traded warrants and $105.3 million received from an equity financing held in October and expenditures relating to construction of the São Francisco and Chapada mines of $55.3 million and $76.7 million, respectively.

Cash flow from operations before changes in non-cash working capital items was $6.4 million for the year compared to $9.3 million for the comparative ten month period ended December 31, 2004 and $5 million for the year ended February 29, 2004. The decrease in cash from operations is primarily due to previously mentioned increases in local operating costs, a strengthening Real and the processing of lower grades at Fazenda Brasileiro.

Working capital as at December 31, 2005 was $139 million compared to $88.9 million as at December 31, 2004 and $35.7 million as at February 29, 2004.

The balance sheet as at December 31, 2005 reflects $13.2 million of Brazilian tax credit receivables recognized in advances and deposits ($4.4 million) and other assets ($8.9 million). A provision in the amount of approximately 15% ($372,900 of which $40,200 was charged to assets under construction) was recorded during the period against certain Brazilian tax credits. Other Brazilian tax credits may be applied against future income taxes payable and taxes payable on eligible local sales. It is expected that a portion of copper concentrate from the Chapada Mine will be sold locally in Brazil which will take advantage of some of these eligible tax credits. An increase in tax credits arose as operating expenditures and capital expenditures relating to construction and operations increased significantly during the year.

Assets under construction of $154.3 million reflect construction of the São Francisco and Chapada mines. Construction costs include cash expenditures, capitalized interest, capitalized amortization of deferred financing charges and capitalized pre-operating net earnings.

Construction of the Chapada mine is being financed by a $100 million debt facility. As at December 31, 2005, the Company owed $100 million in principal plus accrued interest of $6.8 million.

General and administrative expenses were $10.4 million for the year compared to $6.2 million for the comparative ten month period ended December 31, 2004 and $4.6 million for the year ended February 29, 2004. The increase in general and administrative expenses is reflective of the Company’s growing infrastructure related to its production growth plans.

Investment income was $4 million for the fiscal year, compared to $0.8 million for the comparative ten month period ended December 31, 2004 and $0.5 million for the year ended February 29, 2004. Investment income for the year mainly represents interest income earned in Brazil at an average rate of 19% as the Company held higher cash balances denominated in Brazilian reais than the previous year in order to help offset the impact of the strengthening Real.

6.	Mine Operations

The following chart summarizes commercial production and cash costs per ounce for the year and quarter ended December 31, 2005 with comparative figures for the ten month period and quarter ended December 31, 2004:

	Quarter ended December 31, 2005		Quarter ended December 31, 2004
	Production (oz.)	Cash costs per oz. (a non-GAAP measure)	Production (oz.)	Cash costs per oz. (a non-GAAP measure)

Fazenda Nova	12,740	$177	-	$-

Fazenda Brasileiro	17,810	$357	20,854	$234

TOTAL COMMERCIAL PRODUCTION	30,550	$282	20,854	$234

Fazenda Nova Pre-operating	-	$-	2,745	$-

São Francisco Pilot Plant	1,212	$-	846	$-

TOTAL PRODUCTION	31,762	$-	24,445	$-

	For the twelve months ended December 31, 2005				For the ten months ended December 31, 2004
	Production (oz.	)	Cash costs per oz. (a non-GAAP measure	)	Production (oz.	)	Cash costs per oz. (a non-GAAP measure	)

Fazenda Nova	28,780		$208		-		$-

Fazenda Brasileiro	74,570		$320		78,168		$218

TOTAL COMMERCIAL PRODUCTION	103,350		$289		78,168		$218

Fazenda Nova Pre-operating	7,379		$-		2,849		$-

São Francisco Pilot Plant	4,843		$-		3,214		$-

TOTAL PRODUCTION	115,572		$-		84,231		$-

Mine operating earnings for the year ended December 31, 2005 were $8.6 million, a decrease of 17% from mine operating earnings of $10.4 million for the comparative ten month period ended December 31, 2004. Mine operating earnings for the year ended February 29, 2004 were $6.8 million. Mine operating earnings decreased relative to the prior fiscal year mainly due to the strengthening of the Real vis-à-vis the US dollar, an increase in Real denominated costs at the Fazenda Brasileiro Mine and lower head grades and recovery rates at the Fazenda Brasileiro Mine.

Mine operating earnings for fiscal 2005 consisted of earnings from the Fazenda Nova and Fazenda Brasileiro mines. The Fazenda Nova Mine began commercial production as of May 1, 2005, thus mine operating earnings for the comparative periods reflect earnings solely from the Fazenda Brasileiro Mine.

The following graph depicts mine operating earnings by mine:

A total of 115,572 ounces of gold were produced during the year, including commercial production of 103,350 ounces at combined cash costs of $289 per ounce. This compares to 84,231 ounces of gold produced during the comparative ten month period ended December 31, 2004, including commercial production from the Fazenda Brasileiro Mine of 78,168 ounces at an average cash cost of $205 per ounce produced. A total of 57,077 ounces were produced during the year ended February 29, 2004 of which 56,794 ounces were commercially produced at an average cash cost of $208 per ounce at the Fazenda Brasileiro Mine.

	Dec. 31, 2005				Dec. 31, 2004 (ten months)				Feb. 29, 2004
	Production		Cash Costs[1]		Production		Cash Costs[1]		Production		Cash Costs[1]
	oz.	% change	$/oz	% change	oz.	% change	$/oz	% change	oz.	% change	$/oz	% change
Pre-Commercial Production:
Fazenda Nova	7,379	59%	-	-	2,849	-	-	-	-	-	-	-
São Francisco	4,843	51%	-	-	3,214	1036%	-	-	283	-	-	-
	12,222	102%	-	-	6,063	2042%	-	-	283	-	-	-
Commercial Production:
Fazenda Nova	28,780	-	$208	-	-		-	-	-	-	-	-
Fazenda Brasileiro	74,570	(5%)	$320	56%	78,168	38%	$205	(1%)	56,794	-	$208	-
	103,350	32%	$289	41%	78,168	38%	$205	(1%)	56,794	-	$208	-
	115,572	37%	$289	41%	84,231	48%	$205	(1%)	57,077	-	$208	-

(1) Non GAAP measure - A cautionary note of non-GAAP measures follows this Management“s Discussion and Analysis of Operations and Financial Condition.

Of the 103,350 commercially produced gold ounces during the year, 28,780 ounces were from the Fazenda Nova Mine at an average cash cost of $208 per ounce and 74,570 ounces were from the Fazenda Brasileiro Mine at an average cash cost of $320 per ounce. These cost levels compare favourably for the Fazenda Nova Mine from the previous quarter and represents an increase for the Fazenda Brasileiro Mine.

Combined cash costs for the fourth quarter were $282 per ounce, a decrease of 3.1% from cash costs of $291 per ounce for the quarter ended September 30, 2005.

Revenue for the year ended December 31, 2005 was $46 million from the sale of 103,772 ounces of gold compared to revenue of $32.3 million from the sale of 79,822 ounces of gold for the comparative ten month period ended December 31, 2004 and $19.8 million from the sale of 49,989 ounces of gold during the year ended February 29, 2004. Revenue for the year consisted of gold ounces sold from the Fazenda Nova and Fazenda Brasileiro mines. Revenue for the comparative periods consisted only of ounces sold from the Fazenda Brasileiro Mine.

Inventory as at December 31, 2005 was $11.4 million compared to $5.9 million as at December 31, 2004. Inventory increased during the year with the start-up of commercial production at the Fazenda Nova Mine, ore being stockpiled on the heap leach pads at the São Francisco Mine and ore being stockpiled at the Chapada Mine which is currently under construction.

Of the total inventory on hand as at December 31, 2005, $2.5 million consisted of supplies and materials, $8.3 million of in-circuit and gold in-process inventory and $0.5 million of finished product. Inventory as at December 31, 2005 consisted of approximately 6,700 ounces of gold at the Fazenda Brasileiro Mine, 9,600 ounces of contained gold at the Fazenda Nova Mine, 7,300 ounces of gold at the São Francisco Mine and 3.65 million pounds of copper inventories at the Chapada Mine. The contained gold inventory is primarily metal in the processing circuit or production in process. Inventory at the São Francisco Mine consisted of ore on the heap leach pads and inventory at Chapada consisted of ore stockpiled.

Fazenda Nova Mine

Fazenda Nova is an open pit heap leach mine constructed in fiscal year ended December 2004 at a cost of approximately $6.5 million before the capitalization of pre-operating costs. Commercial production at the Fazenda Nova Mine was declared May 1, 2005. The Fazenda Nova Mine has operated above expectations with mine operating earnings of $4.7 million for fiscal 2005 (for the period May 1 - December 31, 2005). Operating earnings for 2006 will include a full year of production. Mine operating earnings from the Fazenda Nova Mine represent approximately 54% of total mine operating earnings for 2005. Mine operating earnings for the fourth quarter were $3.7 million.

Construction of the Fazenda Nova Mine was completed during the rainy season of fiscal December 2004. Since then, the Company has undertaken measures to accommodate a heavier than normal rainfall, implemented operational modifications to improve efficiency and reduce costs.

A total of 36,159 ounces of gold were produced during the year at the Fazenda Nova Mine at an average recovery rate of 81% of which 28,780 ounces were commercially produced and the remaining 7,379 ounces were produced prior to achieving commercial production. An aggregate of 2,849 ounces of gold were produced during the comparative ten month period ended December 31, 2004 during pre-commercial activities. There was no production at the Fazenda Nova Mine for the year ended February 29, 2004.

An aggregate of 1.6 million tonnes of ore was stacked on the heap leach pads during the year. During the fourth quarter a total of 506,400 tonnes were stacked, an increase of 5.6% from the previous quarter.

Mining costs at an average of $1.56 per tonne steadily decreased throughout the year. Total mining costs for the quarter were $1.40 per tonne, a decrease of 12.5% from $1.60 per tonne for the September quarter.

With the initiatives that the Company undertook to improve efficiency, US dollar cash costs per ounce steadily declined during fiscal 2005. This occurred despite the strengthening of the Real vis-à-vis the US dollar with an average exchange rate for 2005 of 2.4348 compared to an average exchange rate for 2004 of 2.9319, an increase of 17%. Additionally, cash costs during the fourth quarter of $177 per ounce were 5% lower than that contemplated in the feasibility study of $186 (life of mine). Cash costs for the year at the Fazenda Nova Mine were $208 per ounce. During the month of January 2006, they averaged $196 per ounce.

The following chart summarizes ore stacked, production and cash costs per ounce for the Fazenda Nova Mine by quarter for fiscal 2005:

	Ore Stacked (tonnes)	Production (oz.)	Cash costs/oz. (A non-GAAP Measure)
Pre-commercial	306,900	7,379	-

Commercial Production:
Second Quarter (as of May 1, 2005)	272,800	5,676	$265
Third Quarter	479,600	10,364	$215
Fourth Quarter	506,400	12,740	$177

Commercial Production	1,258,800	28,780	$208

Total Production	1,565,700	36,159	-

The target production for 2006 is 30,000 to 33,000 ounces.

The following table summarizes the major components of total average cash costs per ounce for the Fazenda Nova Mine for the current period:

	December 31, 2005
	Cash costs / oz. (A non-GAAP Measure)	Percentage of cash costs / oz.
Mining	$69	33%
Crushing, agglomeration and stacking	63	30%
Leaching and solution neutralization	19	9%
Recovery plant	12	6%
General and administrative	22	11%
Other (i)	23	11%
Total	$208	100%

(i) Includes by-product revenues

One of the operating efficiency measures implemented during the year at the Fazenda Nova Mine is a coarser grind whereby volume throughput is increased and unit costs decreased. This is intended to maintain the level of total recovered gold ounces at lower unit costs notwithstanding lower recovery rates than in the feasibility study and an increase in the leaching period.

The average ore grade for the year from the Fazenda Nova Mine was 0.87 g/t which is consistent with feasibility study grade expectations.

Inventory at the Fazenda Nova Mine as at December 31, 2005 of $2.1 million consisted of gold in circuit and gold in process in the amount of approximately 9,600 ounces and materials and supplies. Quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time.

A total of 31,698 ounces of gold were sold during the year from the Fazenda Nova Mine at an average sale price of $458 per ounce for gross sales of $14.5 million. Additionally, 4,694 ounces of gold were sold from pre-commercial production. Sales during the comparative ten month period ended December 31, 2004 from Fazenda Nova production consisted of 1,704 ounces of gold for total gross revenue of $747,100 which was capitalized as part of pre-production activities.

Fazenda Brasileiro Mine

Fazenda Brasileiro was originally acquired in August 2003 with 2.5 years of remaining reserve life. The objective for the Fazenda Brasileiro Mine is to add resources and convert existing resources into reserves thereby increasing the life of the mine. Current resource estimates support an additional 4 to 6 years of mine life at production levels of 80,000 ounces per year.
Operations during the year at the Fazenda Brasileiro Mine were significantly affected by the impact of a strengthened Real vis-à-vis the US dollar, mining of lower grade material, lower recovery rates, and higher prices for consumables.

A total of 74,570 ounces of gold were produced from the Fazenda Brasileiro Mine during the year at an average cash cost of $320 per ounce. This compares to 78,168 ounces of gold produced during the comparative ten month period ended December 31, 2004 at an average cash cost of $205 per ounce, representing a decrease of 4.6% in production and an increase of 56% in cash cost per ounce as reported in U.S. dollars. Average cash costs per ounce in reais increased by 21% from the prior ten month period. A total of 56,794 ounces were produced during the year ended February 29, 2004 at an average cash cost of $208 per ounce.

The Company anticipated processing lower grade ore at the Fazenda Brasileiro Mine prior to gaining access to higher grade orebodies and areas beneath the existing mine workings for further drilling and exploration. Mining of lower grade material will continue throughout 2006 as development work continues in higher grade lower areas at E-Deep.

Mining of the C-Quartz orebody commenced late in the fourth quarter of 2005 and is expected to account for approximately 20% of ore production in 2006 at grades that exceed current levels. The benefits of higher grades are expected after the first quarter of 2006.

The average ore grade at the Fazenda Brasileiro Mine for the year was 2.44 g/t compared to 3.13 g/t during the comparative ten month period ended December 31, 2004, a decrease of 22%.

Cash costs for the year were affected by a 17% increase in the average annual Brazilian Real/US dollar exchange rate during the year. Additionally, Real denominated cash costs per ounce increased by approximately 21% relative to the comparative ten month period ended December 31, 2004. Cash costs were affected by higher prices for consumables and an increase in maintenance costs. Unit costs were further impacted by lower head grade and recovery rates.

Cash costs for the quarter increased by 7.7% from the prior quarter, in US dollar terms. Increases in Real denominated costs for the quarter were most significant in maintenance related expenditures.

In September 2005, the Company implemented cost cutting measures at the Fazenda Brasileiro Mine. Such measures included manpower reductions, a move to Company drilling rather than contract drilling, increasing the proportion of parts purchased in Brazil and an increased focus on cost effective purchasing. The impact of such cost cutting measures was offset by an increase in maintenance costs and higher priced consumables such as fuel and energy during the fourth quarter. The cost cutting measures will continue into 2006.

Target production for 2006 is 80,000 ounces. Fazenda Brasileiro will be operated at a comparatively lower production rate to allow for cost reductions pending development of E-Deep. Moreover, as E-Deep is developed, further reductions are expected to occur in maintenance costs in particular as equipment and trucking fleet are upgraded.

The following table summarizes the major components of total average cash costs per ounce for the Fazenda Brasileiro Mine:

	December 31, 2005 (12 months)		December 31, 2004 (10 months)
	Cash costs / oz. (A non-GAAP Measure)	Percentage of cash costs / oz.	Cash costs / oz. (A non-GAAP Measure)	Percentage of cash costs / oz.
Mining	$170	53%	$107	49%
Milling	97	30%	63	29%
General and admin	41	13%	37	17%
Other (i)	12	4%	11	5%
Total	$320	100%	$218	100%

(i) Includes by-product revenues

Mine operating earnings from the Fazenda Brasileiro Mine were $4 million for the year compared with $10.4 million for the ten month period ended December 31, 2004. Mine operating earnings for the fourth quarter were $1.1 million.

The average plant recovery rate during the period was 89.3% compared to an average plant recovery rate of 91.9% during the comparative ten month period ended December 31, 2004 and 95.5% during the year ended February 29, 2004.

Plant recovery rates continued to be affected by mill feed from carbonaceous ore from open pit material during the year. A total of 191,400 tonnes of open pit ore were mined during the year. Mining of carbonaceous open pit material is expected to be concluded in the first quarter 2006. An aggregate of 35,500 tonnes of carbonaceous open pit material was mined during the fourth quarter.

An aggregate of 1.1 million tonnes were milled through the CIP circuit during the year in comparison to 826,400 tonnes milled during the comparative ten month period ended December 31, 2004. An aggregate of 650,000 tonnes were milled during the year ended February 29, 2004.

Inventory as at December 31, 2005 at the Fazenda Brasileiro Mine consisted of approximately 6,800 ounces of gold of which 1,100 ounces were finished product and the remaining 5,700 ounces were in-circuit inventory and gold in process. Inventory and gold in process is not included in production for Fazenda Brasileiro and if accounted for would increase production from Fazenda Brasileiro to 80,270 ounces and total production to 121,272 ounces.

A total of 72,074 ounces of gold were sold from the Fazenda Brasileiro Mine at an average sale price of $444 per ounce for total gross revenue of $32 million compared to 79,822 ounces during the comparative ten month period ended December 31, 2004 at an average sale price of $409 per ounce for total gross proceeds of $32.6 million. Sales for the year ended February 29, 2004 consisted of 49,989 ounces of gold at an average sale price of $396 per ounce from the Fazenda Brasileiro Mine that was acquired on August 15, 2003.

São Francisco Mine

São Francisco is in the normal start up phase of a mine. As at December 31, 2005, ore was being loaded onto the heap leach pads and the crushing circuit was operational. The gravity circuit started operating in January 2006. The Company is on track to exceed capacity and will be approaching full capacity at the gravity plant by the end of March 2006. Heap leaching of ore commenced in March 2006.
Commercial production from the São Francisco Mine is expected to commence during the second quarter of 2006. An aggregate of 572,300 tonnes were stacked on the heap leach pads as of December 31, 2005. This had risen to approximately 800,000 tonnes as of the end of February 2006, consistent with the mine plan.

Total construction expenditures as at December 31, 2005 were $64 million or R$150.7 million (including amounts in payables). Construction expenditures were funded by existing cash resources and cash flow from operations. A total of $60.4 million of costs were incurred during 2005 of which $13.7 million were incurred during the fourth quarter.

Almost all of the capital costs for the construction of São Francisco have been committed to date. Real denominated construction expenditures are forecast to be 14% over budget. This increase of 14% was largely due to higher steel prices, an extension of the power line and an increase in materials related to the intermediate stockpile for the crusher plant which was not contemplated in the feasibility study.

Assets under construction as at December 31, 2005 in respect to the São Francisco Mine were $63 million and include capitalized pre-commercial production operations and the reallocation of inventory.

Average annual production from São Francisco is targeted at 108,000 ounces with an initial mine life of approximately 7.5 years.

7.	Liquidity and Capital Resources

Cash and cash equivalents as at December 31, 2005 were $151.6 million compared to $87.1 million as at December 31, 2004, an increase of 74%. Factors that could impact on the Company’s liquidity are monitored regularly and include the market price of gold, production levels, operating cash costs, capital expenditure requirements and obligations under the long term debt facility. The Company currently has adequate funding in place or available to fund its development projects. In addition to its ability to generate cash flow from operations, the Company has also demonstrated its ability to enter into the capital markets and it’s ability to obtain debt financing.

Cash on hand as at December 31, 2005 increased from the prior year mainly due to the following corporate activities:

▪	draw down of the previously announced $100 million loan facility for the construction and development of the Chapada copper-gold project,
▪	$48.1 million net proceeds received on the early conversion program of its publicly traded warrants which closed in August 2005, and
▪	$105.3 million in net proceeds from a public share equity issue that closed in October 2005.

Working capital increased to $139 million compared to $88.9 million as at December 31, 2004 and $35.7 million as at February 29, 2004.

Operating Cash Flow

Cash flow generated from operations before changes in non-cash working capital items for the year was $6.4 million compared to $9.3 million for the comparative ten month period ended December 31, 2005 and $5 million for fiscal February 29, 2004. Changes in non-cash working capital items for the year consisted of a reduction of $3 million. Cash flow from operations for 2005 consists of operating results from the Fazenda Brasileiro Mine and the Fazenda Nova Mine as of May 1, 2005. Cash flow from operations for the comparative periods consists solely of operating cash flow from the Fazenda Brasileiro Mine. A total of $4 million was incurred as capital costs at Fazenda Brasileiro relating to the development of E-Deep.

Financing Activities

Cash inflows from financing activities for the year ended December 31, 2005 were $250.5 million and included the following:

▪	$48.1 million of net proceeds received on the issue of common shares related to the warrant early conversion program introduced in June 2005,
▪	$105.3 net proceeds received from an equity financing that closed in October 2005,
▪	$1.6 million received on the exercise of options and warrants, and
▪	$100 million advanced under a loan facility for the construction and development of the Chapada copper-gold Project.

In addition, an outflow of $4.6 million was incurred during the year in respect of expenditures relating to the loan facility (which have been deferred and amortized over the term of the loan).

Cash inflows from financing activities for the fourth quarter consisted mainly of the October 2005 equity financing and were $105.3 million.

Financing activities for the comparative ten month period ended December 31, 2004 included net cash inflows of $68.9 million. These cash inflows included an equity financing of 26.4 million common shares for gross proceeds of $76.1 million.

Cash inflows from financing activities for the comparative year ended February 29, 2004 were $56.3 million.

Equity Financing

In August 2005, the majority of the Company’s publicly traded warrants were exercised in connection with a Company proposal made to warrant holders in June 2005 to exercise their warrants early as described below under the warrant heading.

In October 2005, the Company successfully raised aggregate gross proceeds of $110.9 million (C$130 million) through a share equity issue of 26 million common shares at a price of C$5.00 per share. Issue costs (including underwriter’s fees) incurred on the transaction totaled $5.6 million.

Debt Financing

On April 29, 2005, the Company drew down on a $100 million debt facility for the development of the Chapada copper-gold Project from a private investment fund and the lender advanced the funds. Upon drawdown, the funds were deposited in escrow pending perfection and registration of security interests, and receipt of certain authorizations, approvals and opinions relating to the perfection and registration of such security interests. The period for perfection and registration of security interests varied depending on the collateral class and registration process. To accommodate the applicable registration process, the Company and the lender under the facility provided for a two-staged release from escrow. The first $70 million (Series 1 Note Payable) was released on August 8, 2005 and transferred to Brazil and converted into Brazilian reais at an average rate of R$2.35:US$1.00. The remaining $30 million (Series 2 Note Payable) was released on October 7, 2005 and transferred to Brazil and converted into Brazilian reais at an average rate of R$2.2335:US$1.00.

The secured notes are for a term of six years bearing interest at a rate of 10.95% per annum. Principal is repayable upon maturity of the notes. The Company has elected to defer interest payments for the first two years at a rate of 12.45% per annum, compounded semi-annually. An aggregate of $6.8 million of interest expense was accrued during the deferral period.

The Company may also elect to defer interest payments for the third year at a rate of 13.95% per annum.

Interest on the Series 2 note was payable at a reduced rate of LIBOR plus 1.5% prior to release from escrow. A total of $677,700 of interest expense was paid in this regard.

Interest expense is capitalized as part of the Chapada project construction costs. As at December 31, 2005, a total of $7.5 million had been capitalized. Upon achieving commercial production at Chapada, interest from this point in time will be expensed.

Loan proceeds held in escrow during the period earned interest income of $0.9 million. Interest income earned during the period was netted against Chapada construction costs. Approximately $583,100 of interest income earned on escrow funds were still held in escrow as at December 31, 2005 and subsequently released in January 2006.
In addition to commitment fees and 2.5 million warrants issued during the period ended December 31, 2004, the Company issued an additional 2.5 million warrants to the lender upon funding. These warrants have an exercise price of C$4.70 and expire five years from the date of issue. Deferred financing charges in the amount of $1.4 million have been recorded in connection with the 2.5 million warrants. The warrants were recorded at fair value as calculated using the Black-Scholes pricing model.

In addition to the issuance of 2.5 million warrants, $4.6 million of expenditures were incurred in connection with the debt financing during the year. This includes legal fees, advisory fees and $2.5 million paid to the lender upon funding and release of the $30 million from escrow. These expenditures were recorded as deferred financing charges and are being amortized over the life of the loan.

A total of $1.1 million of amortization has been charged to Chapada construction costs during the year in respect to amortization taken on deferred financing charges.

Investing Activities

Cash flow from investing activities includes expenditures on fixed assets and construction. A cash outflow from investing activities of $192.6 million for the year consisted of construction related expenditures of $132 million, expenditures on mineral properties of $23.2 million, and property, plant and equipment acquisitions of $5.8 million. Additionally, investing cash outflows include $18.9 million advanced to RNC Gold Inc. and $12.6 million expended on other assets. This compares to an outflow of $27.1 million for the comparative ten month period ended December 31, 2004 and $28.1 million for the comparative year ended February 29, 2004 which included the acquisition of the Fazenda Brasileiro Mine for $22.1 million. Capital expenditures were as follows:

(in millions of US$)	Dec. 31, 2005	Dec. 31, 2004	Feb 29, 2004
	(ten months)

Construction of Chapada (1)	$76.7	$3.2	$-
Construction of São Francisco (1)	55.3	1.9	-
Construction of Fazenda Nova (1)	-	6.5	0.1
Acquisition of Fazenda Brasileiro	-	-	22.1
Exploration	15.4	4.8	2.5
Capital expenditures at Fazenda Brasileiro	8.3	8.2	1.7
Capital expenditures at Fazenda Nova	2.6	-
Feasibility studies	1.1	1.5	0.3
Mineral rights	0.9	-
Other	0.7	0.4	1.4
	$161.0	$26.5	28.1

(1) Net of accounts payable and accrued liabilities

Capital expenditures at the Fazenda Brasileiro Mine included $4 million of mine development costs which includes the development of the underground ramp to provide access to E-Deep orebody. The remaining expenditures at the Fazenda Brasileiro Mine are primarily expenditures on equipment. Capital expenditures at the Fazenda Nova Mine primarily include expenditures for the construction and development of the heap leach pad lifts.

The Company has allocated $148.2 million in the fiscal 2006 budget for capital expenditures.

The 2006 capital budget of $148.2 million does not include capital requirements for the construction of São Vicente, Ernesto and C1 Santa Luz as these projects are subject to completion of either feasibility studies or favourable construction decisions. It also excludes capital expenditures relating to RNC and the potential Desert Sun acquisition.

Exploration is budgeted at $9.5 million which includes $1.1 million for near-mine and regional exploration at the Fazenda Brasileiro Mine, $3 million on the Itapicuru Green Stone Belt and $3.4 million on the Santa Elina Gold Belt and São Vicente region.

8.	Capitalization

Shareholders’ equity as at December 31, 2005 was $315 million compared to $160.3 million as at the fiscal year ended December 31, 2004.

Share Capital

As at December 31, 2005, the Company had 191.3 million (December 31, 2004 - 122.3 million; February 2004 - 95.1 million) common shares outstanding. The weighted average shares outstanding for the fiscal year end December 31, 2005 was 144.9 million common shares.

The Company issued a total of 69.1 million common shares during the year. Of this total, 41.8 common shares were issued in connection with the early exercise of the Company’s publicly traded warrants, 26 million common shares were issued in respect to an equity financing and 1.3 million common shares were issued on the exercise of employee stock options and share appreciation rights.

The Company issued a total of 41.3 million common shares for net proceeds of $48.1 million pursuant to the early exercise of its publicly traded warrants. An additional 476,198 common shares were issued pursuant to the automatic exchange of warrants that were not exercised during the early exercise period without payment of the exercise price or any additional consideration.

The Company completed an equity financing in October 2005 resulting in the issuance of 26 million common shares at a price of C$5.00 per share for total gross proceeds of $110.9 million (C$130 million). The Company plans to use the net proceeds of this financing for the advancement of its mineral properties, potential acquisitions and for general corporate purposes.

Warrants

As at December 31, 2005, the Company had a total of 5.3 million (December 31, 2004 - 43.4 million; February 2004 - 41.4 million) share purchase warrants outstanding with an average exercise price of C$4.43 per share. Expiry dates on share purchase warrants range from February 2006 to April 2010, and exercise prices range from C$2.09 to C$5.57. All outstanding warrants were exercisable at an average weighted exercise price of C$4.43 per share (December 31, 2004 - C$1.78 per share; February 29, 2004 - C$1.59 per share). The weighted average remaining life of warrants outstanding was 3.9 years (December 31, 2004 - 3.7 years; February 29, 2004 - 4.4 years).

As of July 29, 2005, the Company effected an amendment of the terms of its 40,567,656 listed common share purchase warrants in order to encourage the early exercise of the warrants, each of which was exercisable to purchase one common share of the Company at a price of C$1.50 until July 31, 2008. An aggregate of 39,866,635 warrants were exercised during a 30 day voluntary early exercise period expiring on August 29, 2005 at a rate of 1.0356 common shares for each warrant exercised at the exercise price of Cdn.$1.50. This represented approximately 98.3% of the total listed warrants outstanding. An aggregate of 41,285,875 common shares were issued pursuant to the early exercise of the warrants. Upon the expiry of the voluntary early exercise period, the remaining 701,021 warrants were automatically exchanged, without payment of the exercise price or any additional consideration, at a rate of 0.6793 of a common share for each warrant exchanged, which in effect provided a premium to the in-the-money value of the warrant. An aggregate of 476,198 common shares were issued pursuant to the automatic exchange of warrants.

This transaction provided total proceeds net of issue costs of approximately $48.1 million that otherwise would not have been available to the Company until July 2008. Proceeds from the early exercise of the warrants are being used for the advancement of the Company’s mineral properties and for general corporate purposes.

The Company also issued 2.5 million warrants during the period in connection with its loan facility.

A nominal 11,234 of non-publicly traded warrants were exercised during the period for cash proceeds of $55,400. Additionally, 47,200 warrants expired during the period.

Stock Options and Share Incentive Plan

A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted a Share Incentive Plan designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares. The Company granted 2.8 million options to employees, officers and directors during the current fiscal year. A total of 1.3 million stock options were granted during the comparative ten month period ended December 31, 2004 and 5.3 million stock options were granted during the year ended February 29, 2004.

A total of $2.3 million was charged to operations as stock-based compensation in 2005 with an off-setting credit to contributed surplus in respect to the options issued under the Share Incentive Plan during the year.

A total of 1.5 million (December 31, 2004 - 41,000) stock options under the Share Incentive Plan were exercised during 2005.

A total of 7.95 million (December 31, 2004 - 6.66 million; February 29, 2004 - 5.5 million) stock options were outstanding as at December 31, 2005 of which all were exercisable (December 31, 2004 - 6.5 million; February 29, 2004 - 5.3 million). Stock options outstanding as at December 31, 2005 had a weighted average exercise price of C$2.67 per share (December 31, 2004 - C$2.04 per share; February 29, 2004 - $1.73 per share) and a weighted average life of 8.16 years (December 31, 2004 - 8.28 years; February 29, 2004 - 9.05 years).

9.	General and Administrative Expenses

General and administrative expenses were $10.4 million for the year ended December 31, 2005. This compares to $6.2 million for the comparative ten month period ended December 31, 2004 and $4.6 million for fiscal year ended February 29, 2004. General and administrative expenses for the fourth quarter were $4.1 million.

General and administrative expenses have increased as a result of growing operations. The Company continues to build its infrastructure and personnel reflecting the construction of the São Francisco and Chapada mines. This includes an increase in personnel head count and associated facilities and costs. General and administrative expenses are expected to stabilize at approximately $12.4 million for fiscal 2006. This forecast expense level does not assume the construction of our late stage development projects in 2006, the acquisition of RNC Gold Inc. or the potential Desert Sun acquisition. The acquisition of RNC Gold Inc. is expected to add $300,000 - $400,000 in additional general and administrative costs per annum. The acquisition of Desert Sun would add additional general and administrative expenses annually.

Approximately $65,200 of general and administrative costs were incurred in respect to compliance with the SOX 404 during the year. Expenditures relating to compliance are expected to increase significantly in 2006.

The Company has reclassified mine general and administrative expenses from mine operating earnings to general and administrative expenses for the comparative period to conform with the decision to centralize various functions and share services among various properties.

10.	Foreign Exchange

A foreign exchange gain of $0.4 million and loss of $3.1 million was recognized during the year ended December 31, 2005 and during the fourth quarter, respectively. This compares to an exchange gain of $1.8 million recognized for the comparative ten month period ended December 31, 2004 and $0.2 million recognized during the year ended February 29, 2004.

The exchange gain of $0.4 million recognized during the year was comprised of an exchange gain in Canada of $1.8 million and an exchange loss in Brazil of $1.4 million.

The Company translates non US dollar monetary items at period end rates and recognizes the gain or loss on translation in the period. As such, an unrealized foreign exchange gain is recognized during periods when the Canadian dollar and/or the Real appreciate vis-à-vis the US dollar on a net monetary asset position and an unrealized foreign exchange loss is recognized when the Canadian dollar and/or Real appreciate vis-à-vis the US dollar on a net monetary liability position.

The Cdn-US dollar exchange rate as at December 31, 2005 was 1.163 compared to an exchange rate of 1.202 as at December 31, 2004 and 1.1627 as at September 30, 2005. This represents an increase of 3% during the year and 0.02% during the quarter.

The Real-US dollar exchange rate as at December 31, 2005 was 2.3407 compared to 2.6544 as at December 31, 2004 and 2.222 as at the end of the third quarter ended September 30, 2005. This represents an increase of 11.8% for the year and a decrease of 5.3% for the quarter.

The Company’s revenues are denominated in US dollars. However, the Company’s expenses are incurred predominantly in Brazilian reais and to a lesser extent in Canadian and US dollars. Accordingly, fluctuations in the exchange rates could significantly impact the results of operations. For as long as this environment of a strong Real continues, the Company plans to hold the majority of its excess cash in Canadian dollars and Brazilian reais.

As at year end, the Company held US$1.2 million, C$110.4 million and R$131.4 million. During the year, the Company converted excess cash into reais. Monies converted into reais were subsequently used for capital expenditures in Brazil at a higher Real exchange rate at the time of the expenditure than the original conversion. This has resulted in a foreign exchange loss and the recognition of capital expenditures at higher Reais historical exchange rates.

The Company may consider looking into entering into derivative contracts designed to manage its exposure to movements in the Real against the US dollar, thus protect costs against the appreciation in the Real.

11.	Investment Income and Currency Hedging

The appreciation of the Real to the US dollar continued to be largely dependent on high interest rates in Brazil which attracted significant inflows of foreign capital. The Company transferred surplus cash balances into Brazil to take advantage of these high local rates as an offset to the impact of the strengthening Real on Real denominated costs. The Company earned interest income at an average rate of 19.1% on surplus cash as of the third quarter. An aggregate of $4 million of investment income was earned during the year of which $3.1 million was earned in Brazil. Cash held in Brazil as at December 31, 2005 was $56.1 million.

12.	Income Taxes

The income tax provision recorded on the consolidated financial statements for the year ended December 31, 2005 reflects mainly a Canadian future income tax recovery of $4.3 million. This recovery was booked mainly on the recognition of tax losses available to be used against future income taxes payable. This compares to a tax expense of $1.8 million recognized for the comparative ten month period ended December 31, 2004 and an expense of $0.8 million for the year ended February 29, 2004.

The consolidated balance sheet reflects recoverable tax installments in the amount of $1.3 million in Brazil. Additionally, the balance sheet reflects a future income tax liability of $2.9 million in Brazil and a future income tax asset of $6.6 million recognized in Canada.

The effective tax rate on Brazilian operating results was 6%. This was mainly due to a valuation allowance taken on Brazilian income tax losses available for carry-forward of in Brazil of $1.9 million. This was off-set by the tax effect on the increase in the value of the Real relative to the US dollar on US dollar denominated inter-corporate debt.

As the Real strengthened throughout the year vis-à-vis the US dollar, a future income tax expense of approximately $2.8 million arose in Brazil on the revaluation of US dollar denominated inter-corporate debt. This debt is eliminated on consolidation. Inter-corporate debt substantially increased  during the year as funds received from the debt facility were sent to Brazil, thus increasing the US dollar inter-corporate debt and cash on hand in reais. Additionally, the Real increased in value vis-à-vis the US dollar by 12% from a rate of 2.6544 as at December 31, 2004 to 2.3407 as at December 31, 2005. If the Real were to weaken against the US dollar, the Company would recognize a future income tax benefit on its consolidated financial statements on the revaluation of the US dollar denominated inter-corporate debt. The income tax expense will be reported from period to period and will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

Approximately, a total of R$11.8 million of tax losses are available for carry-forward in Brazil. These losses will be used against future taxable income from the São Francisco and Chapada mine. Additionally, approximately C$28.7 million of tax losses are available for carry-forward in Canada. The Company expects to use these losses against future income taxes payable that will arise from inter-corporate interest income. A net valuation allowance of $9 million has been provided against Canadian, US and Brazilian income tax losses and credit carry-forwards.

The Company’s combined federal and provincial statutory tax rate was 36.12% (December 31, 2004 - 36.12%, February 29, 2004 - 38%). There are a number of factors that will affect the Company’s effective tax rate including the non-recognition of tax assets, foreign currency gains and losses. As a result, the Company’s effective tax rate may fluctuate from period to period. A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 17 to the consolidated financial statements.

13.	Closure and Reclamation Costs

The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements.

The initial fair value of the estimated reclamation and closure expenses for Fazenda Brasileiro and São Vicente were recorded as a liability on acquisition in fiscal February 29, 2004. The initial fair value of estimated reclamation and closure expenses for the Fazenda Nova Mine were recorded as a liability in fiscal December 31, 2004.
The fair value of estimated reclamation and closure expenses of $3.2 million for the São Francisco Mine and that of the Chapada project (based on construction incurred to date) have been recorded in 2005 with a corresponding amount capitalized to mine development costs. These costs will be amortized over the life of each mine on a unit-of-production basis.

During the year, the Company made expenditures in the amount of $309,000 with respect to the Fazenda Brasileiro Mine. Accretion charged to 2005 earnings was $358,000.

Furthermore, based on new information the Company reduced its original estimate for reclamation and closure costs for Fazenda Brasileiro by $999,000. An increase in the liability in the amount of $211,100 was also recorded during the year in respect to Fazenda Nova and Sao Vicente.

The balance as at December 31, 2005 of $8 million also includes the impact of foreign exchange in the amount of $559,000.

14.	Contractual Commitments (in thousands)

Year	2006	2007	2008	2009	2010

Office leases	$375	$402	$274	$274	$274
Fazenda Brasileiro mine operating and service contracts	4,301	399	-	-	-
Fazenda Nova Mine operating and service contracts	3,105	718	-	-	-
Chapada construction service contracts	49,417	1,320	289	-	-
São Francisco construction service contracts	2,936	-	-	-	-
Notes payable (principal and interest)	-	8,651	3,294	3,285	103,726

	$60,134	$11,490	$3,857	$3,559	$103,550

15.	Related Party Transactions

The Company paid or accrued directors’ fees of $243,300 during the year and $82,100 during the fourth quarter. These transactions were measured and recorded at the amount of consideration established and agreed to by the related parties based on their estimate of fair market value. Total related party transactions for the comparative ten month period were $179,200 and for the year ended February 29, 2004 were $922,000.

16.	Contingency

During the year, a sales tax audit was completed by Brazilian state tax authorities which could result in a liability or a potential loss of recoverable Brazilian sales tax credits that have been recorded as receivables as at December 31, 2005 of approximately $1.7 million including penalties. The Company has not recorded an accrual at December 31, 2005 as it is the Company’s view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company’s financial condition or results of operation.

17.	Fourth Quarter Analysis

Consolidated net loss for the quarter ended December 31, 2005 was $74,000 compared to net earnings of $0.8 million for the comparative quarter ended December 31, 2004 and net earnings of $0.6 million for the comparative quarter ended February 29, 2004.

Net loss for the quarter included the following non-cash expenses: (1) foreign exchange loss of $3 million, (2) loss on commodity contracts of $8.6 million and (3) future income tax recovery of $8.3 million. Adjusted earnings (a non-GAAP measure) for the quarter were $3.3 million. This compares to an adjusted loss for the comparative quarter ended December 31, 2004 of $1.3 million. The following table presents adjusted net earnings for the fourth quarter and the comparative quarter ended December 31, 2004:

A non-GAAP Measure	Dec. 31, 2005 Quarter	Dec. 31, 2004 Quarter
Net earnings (loss) per consolidated financial statements	$(73)	$804
Adjustments:
Foreign exchange loss (gain)	3,057	(519)
Unrealized losses on commodity contracts	8,615	-
Future income tax expense (recovery)	(8,288)	(1,548)

Adjusted net earnings (loss)	$3,311	$(1,263)

Adjusted earnings per share	$0.02	$(0.01)

Loss per share for the quarter was $0.00. This compares to earnings of $0.01 per share for the comparative quarter ended December 31, 2004 and $0.01 per share for the comparative quarter ended February 29, 2004. Earnings per share adjusted for the above mentioned non-cash items was $0.02 per share.

Revenues for the fourth quarter were $16.7 million from the sale of 19,257 ounces of gold from the Fazenda Brasileiro Mine and 15,463 ounces from the Fazenda Nova Mine. Additionally 1,543 ounces of gold were sold from the São Francisco pilot plant, which have been credited to mineral property development costs. This compares to $10.3 million for the comparative quarter ended December 31, 2004 and $10.5 million for the comparative quarter ended February 29, 2004. These comparative quarters reflect revenues solely from the Fazenda Brasileiro Mine. A total of 23,982 ounces of gold were sold during the comparative quarter ended December 31, 2004 and 26,617 ounces of gold were sold during the quarter ended February 29, 2004. An additional 1,704 ounces from the Fazenda Nova Mine and 739 ounces from the São Francisco pilot plant were sold during the comparative quarter ended December 31, 2004. The average gold price realized during the fourth quarter was $485 per ounce. This compares to an average spot price of $469 per ounce of gold for the same period.

Mine operating earnings for the quarter were $4.8 million, an increase of 227% from the third quarter ended September 30, 2005 and an increase of 64% from the comparative quarter ended December 31, 2004. Mine operating earnings do not reflect inventory of 5,200 ounces at Fazenda Brasileiro which included gold in circuit. Mine operating earnings for the quarter mainly reflected increased earnings from the Fazenda Nova Mine.

Gold production for the fourth quarter totaled 31,762 ounces of gold of which 17,810 ounces were produced at the Fazenda Brasileiro Mine, 12,740 ounces were produced at the Fazenda Nova Mine and 1,212 ounces were produced from the São Francisco pilot plant. During the comparative quarter ended December 31, 2004, an aggregate of 24,445 ounces of gold were produced of which 20,854 were produced from the Fazenda Brasileiro Mine, 2,745 ounces from the Fazenda Nova Mine and 846 ounces from the São Francisco pilot plant. Commercial production for the fourth quarter increased by 2% relative to that of the third quarter ended September 30, 2005. This overall increase is comprised of an increase of 23% in production from the Fazenda Nova Mine. Production for the fourth quarter at the Fazenda Brasileiro Mine decreased as grade decreased from an average of 2.47 g/t during the third quarter to and average of 2.31 g/t for the fourth quarter; a decrease of 6.5%.

Average cash costs for the quarter at the Fazenda Brasileiro Mine increased relative to the third quarter as a result of the decrease in ore grade for the quarter. Real denominated cash costs per ounce increased by 5.6% relative to the third quarter. In US dollar terms, cash costs per ounce at the Fazenda Brasileiro Mine increased by 8% relative to the third quarter.

Cash costs per ounce for the quarter at the Fazenda Nova Mine decreased relative to the third quarter by 18%. Overall average cash costs per ounce decreased by 3% for the fourth quarter at $282 per ounce. These were comprised of cash costs from the Fazenda Nova Mine of $177 per ounce and cash costs from the Fazenda Brasileiro Mine of $357 per ounce. This compares to cash costs for the previous quarter of $291 per ounce, comprised of cash costs from the Fazenda Nova Mine of $215 per ounce and cash costs from the Fazenda Brasileiro Mine of $332 per ounce.

 Inventory increased during the fourth quarter as stacking of ore onto the heap leach pads began at the São Francisco Mine and stock piling of ore commenced at Chapada.

Cash flows from financing activities for the quarter included gross proceeds of $110.9 million on an equity issue for 26 million shares at a price of C$5.00 per share. Additionally, the Company received $30.2 million in proceeds from debt funding held in escrow.

Capital expenditures on fixed assets, mineral properties and construction for the fourth quarter were $61.6 million.

The table below presents selected quarterly financial and operating data:

	December 31,	September 30,	June 30,	March 31,
	2005	2005	2005	2005

Financial results (in thousands of dollars)
Revenue (i)	$16,655	$10,749	$10,785	$7,850
Net earnings (loss) for the period	$(73)	$3,246	$(7,576)	$292

Per share financial results
Basic and diluted earnings (loss) per share	$(0.00)	$0.02	$(0.06)	$0.00

Financial Position (in thousands of dollars)
Total assets	$465,697	$345,206	$289,433	$177,902
Total long-term liabilities	$119,281	$118,557	$113,586	$8,924

Gold sales (ounces): (iii)
Fazenda Brasileiro	19,257	16,137	18,131	18,549
Fazenda Nova	15,463	8,809	7,426	-

	34,720	24,946	25,557	18,549

Gold production (ounces):
Commercial production:
Fazenda Brasileiro	17,810	19,558	18,143	19,059
Fazenda Nova	12,740	10,364	5,676	-

	30,550	29,922	23,819	19,059

Pre-operating production:
Fazenda Nova	-	-	2,150	5,229
São Francisco Pilot Plant	1,212	1,033	1,376	1,222

	1,212	1,033	3,526	6,451

Total production	31,762	30,955	27,345	25,510

	December 31,	September 30,	June 30,	March 31,
	2005	2005	2005	2005
Non-GAAP Measures (iv)
Per ounce data:
Cash costs per ounce produced: (ii),(iii)
Fazenda Brasileiro	$357	$332	$330	$263
Fazenda Nova	$177	$215	$265	$-

	$282	$291	$314	$263

Average gold price realized: (i),(iii)
Fazenda Brasileiro	$483	$436	$426	$427
Fazenda Nova	$487	$433	$427	$-

	$485	$435	$426	$427

Operating statistics (iii)
Gold ore grade (g/t):
Fazenda Brasileiro	2.31	2.47	2.33	2.66
Fazenda Nova	0.87	0.86	0.90	-

Gold recovery rate (%):
Fazenda Brasileiro	88.3	89.6	89.6	90.4
Fazenda Nova	90.0	78.0	83.0	-

	December 31,	September 30,	June 30,	March 31,
	2004	2004	2004	2005

Financial results (in thousands of dollars)
Revenue (i)	$10,305	$8,827	$13,166	$10,453
Net earnings (loss) for the period	$804	$6	$1,973	$639

Per share financial results
Basic and diluted earnings (loss) per share	$0.01	$0.00	$0.02	$0.01

Financial Position (in thousands of dollars)
Total assets	$177,106	$101,196	$96,363	$93,948
Total long-term liabilities	$9,572	$8,145	$7,240	$7,657

Gold sales (ounces): (iii)
Fazenda Brasileiro	23,982	22,246	33,594	26,617

Gold production (ounces):
Commercial production:
Fazenda Brasileiro	20,854	23,214	34,099	25,944
Pre-operating production:
Fazenda Nova	2,745	104	-	-
São Francisco pilot plant	846	1,157	1,211	283

	3,591	1,261	1,211	283

Total Production	24,445	24,475	35,310	26,227

	December 31,	September 30,	June 30,	March 31,
	2004	2004	2004	2005

Non-GAAP Measures (iv)
Per ounce data:
Cash costs per ounce produced: (ii),(iii)
Fazenda Brasileiro	$224	$215	$188	$204

Average gold price realized: (i), (iii)
Fazenda Brasileiro	$434	$401	$396	$407

Operating statistics (iii)
Gold ore grade (g/t):
Fazenda Brasileiro	2.82	3.07	3.44	3.50

Gold recovery rate (%):
Fazenda Brasileiro	92.5	92.4	95.5	95.3

(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.
(ii)	Certain mine general and administrative costs have been reclassified from mine operating earnings and cash costs to general and administrative expenses.
(iii)	During commercial production.
(iv)	A cautionary note regarding non-GAAP measures follows at the end of this Management’s Discussion and Analysis of Operations and Financial Condition.
(v)	Net (loss) earnings, basic (loss) earnings per share and diluted earnings per share for the quarter ended December 31, 2005 include an unrealized non-cash loss on commodity contracts of $8.6 million.

18.	Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•  Closure and reclamation costs
Closure and reclamation costs are accrued at their fair value and are estimated based on the Company’s interpretation of current regulatory requirements.

• Depletion and impairment of mineral properties
Depletion and impairment of mineral properties is impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

• Reserve estimates
The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

There were no changes in the Company’s accounting policies during the fiscal year ended December 31, 2005.

19.	Construction Project

Chapada Copper-Gold Project

A formal construction decision on the Chapada copper-gold project was made in December 2004 and construction of Chapada commenced in 2005. Mining and commencement of mining operations is expected to start in the fourth quarter of 2006 as compared to the first quarter of 2007 as contemplated in the original construction schedule. The revised schedule assumes construction progress continues in line with current progress.

The feasibility study for Chapada estimates capital requirements of $178 million before working capital of which $100 million is being financed through a loan facility and the remaining costs will be funded by the Company’s own resources.

The mine plan for Chapada contemplates average annual production of approximately 130 million pounds payable copper and 134,000 ounces payable gold per year in concentrate for each of the first five years of operations for a total (life of mine) of 2 billion pounds of recoverable copper and 1.3 million ounces of recoverable gold. Production is expected to commence in the fourth quarter of 2006 and commercial production is expected before the end of the first quarter of 2007.

Construction costs incurred during the year ended December 31, 2005 and during the fourth quarter were $80.3 million and $42.2 million, respectively including amounts in payables. Total construction costs as at December 31, 2005 were $91.3 including capitalized items. Approximately 61% of total budget costs were committed as at December 31, 2005. Additional commitments and expenditures of R$210 million and R$330 million, respectively are expected to completion of the project. Total construction expenditures as at December 31, 2005 were $86 million or R$202 million. Capitalized items charged to assets under construction include capitalized interest on the loan facility and amortization of deferred financing costs. A total of $6.7 million of net interest was capitalized to construction costs and a total of $1.1 million of amortization of deferred financing costs were charged to construction costs during the year.

Total construction costs in reais are expected to be on budget at R$534 million but over budget in U.S. dollar terms due to the strengthening of the Real to the US dollar.

Vendor accounts payable relating to the construction and development of the Chapada project were $4.1 million. Approximately 94% of total payables were under 60 days as at December 31, 2005.

Construction of Chapada is on schedule. An aggregate of 3.7 million tonnes were mined and stockpiled as at December 31, 2005. These were reflected in inventory as at the period end. The most significant costs incurred during the year were as follows:

•             Construction of the tailings dam and drainage system (completed)
•             Internal power distribution line to the tailings dam and the primary crusher (completed)
•             Foundation for the mills (completed)

•	Civil construction (80% completed)
•	Concrete structure underneath the stockpile area is completed
•	Construction of the camps (completed)
•	Erection of the temporary power line (completed)
•	Construction of the maintenance and administration buildings (completed)
•	Site preparation (completed)
•	Explosives and solid waste storage buildings and the fuel containment area (completed)
•	Purchase of vehicles and machinery: conveyor system, belt feeders, concentrate thickener, cyclones, flotation columns and cells
•	Started erection of the structural steel for the concentrate storage building

    Most significant construction contracts awarded during the quarter include the main Chapada substation, the high power transmission line, the installation of the mechanical and electrical equipment and fabrication and delivery of structural steel.

The following table summarizes property, plant and equipment for the Chapada copper-gold project as included in the consolidated financial statements as at December 31, 2005:

(in thousands US$)
		Dec. 31, 2005		Dec. 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$396	$-	$396	$396
Machinery And equipment	33	12	21	22
Furniture and office equipment	13	11	2	3
	$442	$23	$419	$421
Assets under construction	85,348	1,811	83,537	3,221
	$85,790	$1,834	$83,956	$3,642

20.	Off-take Agreements

The Company has agreed to terms relating to off-take agreements with smelters for up to 150,000 tonnes of copper-gold concentrate from Chapada securing a “home”for a large portion of production. Arrangements that have been made are designed to ensure that in the event that future smelter capacity does not increase to meet copper-gold concentrate production, it will not affect the Company’s ability to sell its concentrate. Treatment and refining charges for a portion of the concentrate will be set as a percentage of the copper price, providing price protection at lower copper prices. Payment for concentrate will be based on future commodity prices as concentrate is shipped to the smelters.

Production from the Chapada copper-gold mine is forecast at an average of 130 million pounds payable copper and 134,000 ounces payable gold per year in concentrate for the first five years of operation and for total life of mine production of 2 billion pounds of copper and 1.3 million ounces of gold. Of the total gold production approximately 700,000 ounces is forecast in the first five years with 365,000 ounces of gold in the first two years. Production in the first two years is targeted at 290 million pounds payable copper. Production is expected to commence in the fourth quarter of 2006 and commercial production is expected before the end of the first quarter of 2007.

21.	Hedging Program

The Company implemented an economic copper hedging program that is intended to help secure a less than two year payback at its Chapada copper-gold project and manage the Company’s exposure to copper prices, thus protect future earnings and cash flows from a decline in the market price of copper. The program provides an average forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007, representing about one half of planned copper production for that year. This program includes long call options at an average strike price of approximately $1.67 per pound of copper thereby providing further upside in the event that copper prices exceed that threshold level. This synthetic put was designed to limit the Company’s exposure to $15 million which will occur if copper prices at the date of the contract maturity exceed $1.67 per pound. The Company has unlimited upside on the copper price greater than $1.67 level. No cash has been paid for the call options as the price has been deducted from the hedge price, providing a net hedge price of $1.27 per pound. The program requires no cash margin, collateral or other security from the Company. Moreover, the remaining 55 million pounds of copper production forecast for 2007 and all gold production remain unhedged.

This program increases operating cash flow from Chapada above feasibility study levels without removing the upside from significantly higher copper prices. As such, it also mitigates against certain cost increases primarily resulting from the appreciation of the Brazilian currency to the United States dollar as it increases forecast revenue. It ensures that revenue from copper at the Chapada mine will be at much higher levels than assumed in the feasibility study and mine plan for the Chapada mine. To the extent that the copper is produced in quantities equal to or greater than the hedged pounds under the forward contracts, then at the closing of the forward contract, any obligation under the contracts is economically offset against the additional revenue derived from the physical production.

Benefits of the hedging program include:

•	Providing support for the payback of Chapada which at $1.00 per pound of copper price and $400 per ounce of gold price has a two year payback;
•	Increasing the value of Chapada and thereby the net asset value per share of the Company;
•	Ensuring that the Company participates in higher copper prices especially for the balance of its copper production;
•	Ensuring that the Company fully participates in any increase in gold prices from its significant gold production at Chapada as no gold is being hedged;
•	Better positioning the Company and Chapada as a significant gold producer as copper is monetized into cash; and
•	As copper is monetized, that cash flow will be available for development and acquisition of other gold projects.

These economic hedges do not meet the requirements for hedge accounting under current generally accepted accounting principles, however, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty. As accounting rules preclude the Company from reflecting the economic substance of these transactions, mark-to-market values on these financial instruments will be recognized period to period. As such, the recognition of unrealized gains and losses on the fair value of these financial instruments will cause net earnings to fluctuate period to period. The Company has recorded an unrealized loss of $8.6 million in current earnings in this regard and the balance sheet reflects a liability of the same amount. This unrealized loss represents the loss the Company would have realized had it closed out its contracts on December 31, 2005 under metal price assumptions prevailing at that time. It does not represent an estimate of future losses or gains nor does it represent an economic obligation for the Company. It should be noted that the forward copper price used to value the hedge program at the year end was $1.62. If copper prices are at this level in 2007, then the unhedged portion of planned production for that year would generate additional gross revenue of $34 million as compared to the price assumption used in the feasibility study for the Chapada project.

The Company continues to evaluate the benefit of further hedging a portion of 2008 forecast production.

22.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

23.	Reserve Estimates

The figures for reserves and resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators. This standard lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervise the preparation of the reserve reports. The Company’s reserve reports are prepared and reviewed by Evandro Cintra, Vice-President Exploration, who is a “qualified person”.

As at December 31, 2005, the Company had proven and probable reserves of 5.2 million contained ounces of gold, an increase of 1.2 million contained ounces from the previous year end despite a depletion through production during the year of 116,000 gold ounces. The primary changes in proven and probable reserves were:

Increase in contained ounces (000;s)
C-1 Santa Luz	556
São Francisco	324
São Vicente	309

Successful exploration efforts and the impact of a higher gold price assumption used in 2004 resulted in an increase in reserves. Reserves as at December 31, 2005 were estimated using a gold price of $425 per ounce compared to $325-$350 used to calculate reserve estimates as at December 31, 2004.

Mine/Project	Gold price per oz./price per lb.
	2005	2004
Fazenda Brasileiro	$421	$350
Chapada	$425/$1.00	$325/$0.85
São Francisco	$425	$350
São Vicente	$425	$325
Fazenda Nova	$500	$345
C1 Santa Luz	$425	$-
Ernesto	$425	$-

Proven and probable reserves for the São Francisco Mine of 1.4 million contained ounces have increased by 324,000 ounces over the last year. This increase is a result of the exploration activities during the year. Such increase in reserves extends the mine life of São Francisco to approximately 10 years, representing a 2.5 year increase over the initial mine life at estimated production rates contemplated in the feasibility study and mine plan. Current resource estimates include 1.7 million ounces of measured and indicated resources plus an addition of 0.9 million ounces of inferred resources. This compares to 1.4 million ounces of measured and indicated resources plus an addition of 0.8 million ounces of inferred resources as at December 31, 2004. Furthermore, bulk samples at ã Francisco suggest actual grades may exceed drill indicated grades due to the coarse gold effect.

The year end proven and probable reserves at the Fazenda Brasileiro Mine as at December 31, 2005 were 206,700 ounces of gold (December 31, 2004 - 233,000 ounces; February 29, 2004 - 257,000 ounces). Reserves have decreased by 26,300 contained ounces despite having produced 75,000 ounces during the year. Total measured and indicated resources at year end were 444,000 contained ounces, representing a net increase of 34,000 ounces for 2005. The Company plans to continue an exploration program to expand the resources and reserves and increase the mine life.

As at December 31, 2005, Fazenda Nova had proven and probable reserves of 92,300 ounces compared to 146,600 ounces as at December 31, 2004. The Fazenda Nova Mine continues to have a three year mine life based on probable reserves.

Proven and probable reserves as at December 31, 2005 for São Vicente are 470,000 ounces of contained gold, an increase of approximately 300,000 contained ounces from the prior year. Total measured and indicated resources are 660,000 contained ounces as at December 31, 2005. In May 2005, the Company completed a positive feasibility study in respect to São Vicente. The results of the feasibility study confirmed an increase in mineral reserves at São Vicente, with an increase in forecast production. The initial plan for São Vicente contemplated treating São Vicente and São Francisco on a combined basis, however, based on positive exploration results to date, the Company later concluded that São Vicente could be constructed as a stand-alone mine. In addition, São Vicente has significant coarse gold effect similar to São Francisco. As such, the Company decided to defer a formal construction decision pending a feasibility study by April 2006 as further discussed under the Exploration and Development section of this Management’s Discussion and Analysis.

Proven and probable reserves at Chapada are 2.55 million ounces of contained gold and 2.35 billion pounds of contained copper, comparable to last year. The current mine plan for Chapada contemplates a 19-year mine life. Resource estimates for Chapada include 3.05 million gold ounces of measured and indicated resources and 2.81 billion pounds of copper measured and indicated resources.

The current reserve estimate includes the addition of the C1 Santa Luz Project. An aggregate of 556,000 contained ounces of proven and probable reserves were added from the C1 Santa Luz Project. It is the Company’s view that these reserve estimates could support a stand-alone mine. Additionally, C1 Santa Luz resource estimates (including reserves) include 982,400 ounces of measured and indicated resources plus 199,700 ounces of inferred resources. Our new project Ernesto added 141,800 ounces of measured and indicated resources and 71,400 ounces of inferred resources to current year resource estimates. The development plan for these target areas are further discussed in the Exploration and Development section of this report.

It should be noted that reserves and resources are estimates only. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

Fluctuations in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition. Depreciation and amortization using the units of production would be impacted by a change in reserves/resources.

Complete information relating to reserves and resources indicating tonnage and grade for the various mines and projects is contained in a complete resource and reserve table accompanying this annual report.

24.	Exploration and Development

The Corporation's exploration efforts in Brazil included: (i) further drilling at Ernesto, and (ii) further drilling and bulk sampling at São Vicente Deep South; (iii) further drilling and at C-1 Santa Luz. The Company has allocated approximately $9.5 million in 2006 for exploration focusing on these areas. The Company is also preparing an exploration program for the properties acquired from RNC Gold Inc which includes the Hemco concessions.

The Company spent $4.8 million and $15.4 million during the fourth quarter and the year ended December 31, 2005, respectively. This compares to $6.8 spent during the comparative ten month period ended December 31, 2004 on exploration.

São Vicente

At São Vicente, the 2005 exploration program included (i)a program of surface drilling; (ii)drift excavation and bulk sampling; (iii) and underground drilling from drill stations established from the drift and extending into the orebody. São Vicente has a significant coarse gold effect similar to São Francisco and as such bulk sampling and underground drilling were undertaken to better understand the true grade. Evidence from bulk samples to date suggests grades that will exceed drill indicated and reserve grades. In addition, drilling and bulk sampling results continue to support the view of a larger open pit operation than contemplated in the original feasibility study completed in May 2005. There is also the possibility for a new concurrent underground operation. The initial plan for São Vicente contemplated treating São Vicente and São Francisco on a combined basis; however, the results of the Feasibility Study support the Company's later conclusion that São Vicente can be constructed as a stand-alone project. Based on positive results to date from continuing exploration at São Vicente, the Corporation has decided to defer a formal construction decision pending further exploration results and further feasibility evaluation to optimize the project. The development plan for São Vicente contemplates a feasibility study (including a new reserve estimate) in 2006 and (assuming a positive feasibility study) the potential commencement of construction in early to mid 2007.

C-1 Santa Luz

C-1 Santa Luz is one of eight (and the most advanced) of the priority targets on the Corporation's 180,000 hectares of mineral claims on the Rio Itapicuru Greenstone Belt north of the Fazenda Brasileiro Mine.

In December 2005, the Company announced the results of a Phase 1 scoping study for C1 Santa Luz. The purpose of the study was to provide an initial economic assessment of the project and assess the merits of undertaking a formal feasibility study. The results were positive and the Company is continuing to assess the development of the project as a stand alone mind. Measured and indicated resources were 18.4 million tonnes grading 1.66g/t for 982,400 ounces and inferred resources were 2.0 million tonnes grading 3.09g/t for 199,700 ounces. The Company is continuing to drill project and believes that it can add to the current resource base and ultimately prove the feasibility of an open pit and underground operation.

The development plan for C1 Santa Luz contemplates a feasibility study in 2006 and (assuming a positive feasibility study) potential commencement of construction in 2007.

São Vicente, Ernesto and C1 Santa Luz are subject to completion of either feasibility studies or favourable construction decisions. Development of these projects is anticipated to be sequential, however, whether or not they are developed, or are developed in sequence, will depend on results from continuing exploration efforts and scoping and feasibility studies.

Current internal estimates and completed scoping studies suggest that these projects could contribute in excess of an additional 225,000 ounces of gold production beginning in 2008. However, there is no assurance that all or any of them will be developed nor that they will be developed within the periods contemplated herein.

Ernesto

Ernesto is a priority target on the Company's 450,000 hectares of mineral claims on the Santa Elina Gold Belt. A current drilling program supports the potential for Ernesto to become a stand-alone mine. Ernesto is located approximately 65 kilometres south of the São Francisco project. The Company believes Ernesto has the potential to be a high grade, very shallow underground mine. The development plan for Ernesto contemplates a pre-feasibility study in late 2006 and, assuming a positive result, a feasibility study will be placed in 2006 to 2007 and potential commencement of construction in 2007 or 2008.

Fazenda Brasileiro

Current reserves and resources at Fazenda Brasileiro are expected to support a mine life for an additional four years. However, ongoing exploration initiatives are aimed at increasing the mine life of Fazenda Brasileiro to a minimum of seven years. The Company has doubled its mineral concessions and mining rights on the Rio Itapicuru Greenstone Belt north of Fazenda Brasileiro to 180,000 hectares and the exploration budget this year for this area is approximately $4.1 million. Six high-priority targets will be followed up this year including: Vereda Grande, Mansinha, Riacho do Miguel, Cubango, Mari and C1 Santa Luz extension.

The Company has allocated $9.5 million in the 2006 budget for exploration as follows:

2006
Itapicaru Greenstone Belt/Fazenda Brasileiro	43%
Santa Elina Gold Belt	51%
Fazenda Nova	2%
Chapada	3%
Generative	1%
100%

25.	Sale of Argentine Assets

Subsequent to the year end, the Company closed the sale of its Argentine assets. Consideration comprised a combination of cash proceeds and an equity interest in the capital of the purchaser. Upon closing of the transaction, the purchaser paid $350,000 and delivered 8 million common shares of the purchaser and 4 million common share purchase warrants of the purchaser. The purchaser will provide additional consideration in late 2006. Deferred consideration will consist of either of the following at the option of the purchase: (i)$1.6 million, (ii) 10 million common shares and 5 million share purchase warrants of the purchaser or (iii) $800,000 plus 5 million common shares and 2.5 million share purchase warrants of the purchaser. Consideration also includes a royalty of any and all ounces mined, produced or otherwise recovered from the properties, limited to an aggregate of $2 million. As at December 31, 2005, the Argentine assets were reflected as assets held for sale on the balance sheet. The Company did not recognize a significant gain or a loss on the transaction.

26.	Outlook and Strategy

The Company is committed to increasing shareholder value through increases in reserves and production thereby increasing earnings per share and cash flow from operations. The Company’s strategy involves optimizing operations, completing construction of projects currently under development, investing in high target exploration areas and growing through acquisitions of high quality accretive properties and projects. The Company’s financial strategy involves ensuring there are sufficient resources available to bring the Company’s development projects into production and fund an exploration program focused on high priory targets.

The focus for 2006 and 2007 will continue to include the following:

•	Advance exploration and development projects
•	Complete construction of the Chapada copper-gold mine
•	Pursue acquisition targets
•	Continue an extensive exploration program in Brazil and Central America

With the acquisition of RNC Gold Inc., the Company acquired an additional two operating mines. The additional two operating mines are La Libertad in Nicaragua and San Andrés in Honduras. The Company will have five mines in operation with Chapada operations beginning late 2006. Yamana also has four advanced exploration and development stage projects along with an extensive Brazilian and Central American exploration portfolio. Yamana’s objective remains to achieve a sustainable annual gold production rate of at least 750,000 ounces of gold per year beginning in 2008. In addition, the Company will have significant copper production by 2007. Subsequent to the year end, the Company also announced the potential acquisition of Desert Sun Mining Corp.

Production

During the year ended December 31, 2006, it is estimated that the Company will produce gold in the range of 340,000 to 373,000 ounces at average cash costs of $260-$275 per ounce. The completion of the acquisition of Desert Sun Mining Corp. will increase these levels.

Estimated gold production from the Company’s properties is as follows:

Gold Production Estimates	2006E

Fazenda Brasileiro	80-85,000
Fazenda Nova	30-33,000
São Francisco	120-126,000
Chapada	15-19,000
San Andrés	50-60,000
La Libertad	45-50,000

Total	340-373,000

Average Projected Total Cash Costs/Ounce	$260-275

Information relating to production ounces includes ounces produced before a mine is considered to be in commercial production. Commercial production is a convention for determining the point at which a mine is producing at a sustainable commercial level, after which costs are no longer capitalized and are treated as operating costs. Commercial production will vary from mine to mine and differs amongst various companies. Cash costs shown above reflect operating costs after declaration of commercial production.

Production estimates stated above do not include the potential gold production from advanced projects including São Vicente, Ernesto, C1 Santa Luz or from RNC’s Cerro Quema property. These projects are subject to completion of feasibility studies or favorable construction decisions. However, current internal estimates and completed scoping studies suggest that these properties could contribute in excess of an additional 225,000 ounces of gold production beginning 2008.

Production in 2006 includes the first year of operations for São Francisco and assumes commercial production during the second quarter of 2006. There are considerable ordinary course start-up adjustments of a heap leach mine operation such as São Francisco which may affect production levels in 2006. Actual production for 2006 may also be affected by rainfalls which could delay the start-up of operations.

Gold production in 2006 at Chapada will mainly depend on whether or not mine construction is completed in September 2006. Commercial production is assumed during the first quarter of 2007. Copper production from the Chapada Mine is expected to be 15 million pounds and 128 million pounds for 2006 and 2007, respectively. Gold production from the Chapada Mine is expected to be 15,000 to 19,000 ounces for 2006.

Production estimates for Fazenda Brasileiro incorporate only limited production in 2006 and 2007 resulting from access to the higher grade C Quartz and E-Deep areas. Mining of lower grade material at Fazenda Brasileiro will continue throughout 2006 and part of 2007 to permit access to higher grade lower areas at E-Deep.

Gold production information for San Andrés and La Libertad has been provided by RNC and adjusted to reflect Yamana’s current view of the respective mine plans. The Company continues to evaluate these mines as part of its transition plan relating to the integration of these operations.

RNC gold production is shown effective as of the acquisition date of March 2006.

Forecast information is based on the opinions and estimates of management under current circumstances and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from projections. Forecast cash costs assume a Real to US dollar exchange rate of 2.43 to 1.0 in 2006 and 2.6 to 1.0 in 2007 and 2008. These exchange rate assumptions are more favorable than the current rate, but in line with Brazilian consensus estimates for these years.

27.	Depletion and Impairment of Mineral Properties

Depletion on mineral properties is calculated based on a unit-of-production basis which is highly impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources as discussed under reserve estimates.

Management has reviewed the undiscounted future cash flows of its mining projects, based on a long-term gold price of $425 per ounce. Other estimates included in the determination of future cash flows include estimates on the amount of reserves, recoverable ounces and production levels. Based on this review, management has concluded that there is no impairment in mineral properties as at the current fiscal year end. Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

Differences between management’s assumptions and market conditions could have a material effect in the future.

28.	Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US dollar. The Company does not currently hedge foreign currency exposures.

The Company holds mining properties mainly in Brazil and as such is exposed to the laws governing the mining industry in that country. The Brazilian government is currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property and shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in that country.

The Company will require an operating license from the Brazilian Departmento Nacional da Produçaõ Mineral (the "DNPM") to operate a mine in Brazil. An operating license will only be issued by the DNPM to the Company after construction of each mine is completed. In some cases, the DNPM will grant a temporary operating license during the period in which an application for an operating license is pending. However, there is no assurance that permanent operating licenses will be issued to the Company in connection with the São Francisco gold mine or the Chapada copper gold mine.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian reais and Canadian dollars and revenues are earned in US dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US dollar over short-term periods.

The mining industry is intensely competitive and is highly dependent on commodity prices. A decline in the price of gold or copper could negatively impact the Company’s operations.

Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2005. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

29.	Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2005 and December 31, 2004 and results of operations for the period ended December 31, 2005, for the ten month period ended December 31, 2004 and for the period ended February 29, 2004. This Management’s Discussion and Analysis has been prepared as of March 20, 2006. The audited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto for the period ended December 31, 2005 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the period ended December 31, 2005 and the most recent Annual Information Form for the period ended December 31, 2005 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”or “will”be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: the business of Yamana and its strategic acquisitions not being integrated or such integration providing more difficult, time consuming or costly than expected; unexpected events during construction, expansion and start-up; the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; future prices of gold; possible variations in ore grade tones mined, crushed or milled or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, fluctuations in metal prices, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Non-GAAP Measures

The Company has included certain non-GAAP Measures including cost per ounce data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.
The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard.
The Company uses the financial measures “adjusted net income (loss)”and “adjusted earnings (loss) per share” to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings (loss) and adjusted net earnings (loss) per share are calculated as net earnings excluding (a) options expense, (b) foreign exchange loss, (c) future income tax expense and (d) unrealized gains (losses) on commodity contracts. The terms “adjusted net earnings (loss)” and “adjusted net earnings (loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company“s definitions are unlikely to be comparable to similar measures presented by other companies. The Company“s management believes that the presentation of adjusted net earnings (loss) and adjusted net earnings (loss) per share provide useful information to investors because they exclude non-cash charges and are a better indication of the Company“s profitability from operations. The items excluded from the computation of adjusted net earnings (loss) and adjusted net earnings (loss) per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company“s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company“s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are outside directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors“ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte & Touche LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Deloitte & Touche LLP has full and free access to the Audit Committee.

/s/ Peter Marrone	/s/ Charles B. Main

Peter Marrone	Charles B. Main
President and Chief Executive Officer	Chief Financial Officer

March 20, 2006

Report of Independent Registered
Chartered Accountants

To the Shareholders of Yamana Gold Inc.

We have audited the consolidated balance sheets of Yamana Gold Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2005, the ten month period ended December 31, 2004 and the year ended February 29, 2004. These consolidated financial statements are the responsibility of the Company“s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005, the ten month period ended December 31, 2004 and the year ended February 29, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company“s internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
March 20, 2006

Yamana Gold Inc.

Yamana Gold Inc.

As at the Periods Ended
(In thousands of U.S. Dollars)

	December 31,	December 31,
	2005	2004

Assets
Current
Cash and cash equivalents	$151,633	$87,054
Receivables, advances and deposits	6,160	3,245
Inventory (Note 5)	11,353	5,862
Income taxes recoverable	1,261	-

	170,407	96,161

Capital
Property, plant and equipment (Note 6)	24,992	17,938
Assets under construction (Note 7)	154,345	12,085
Mineral properties (Note 8)	61,506	38,256
Assets held for sale (Note 4)	5,667	5,413

	246,510	73,692

Other
Investments (Note 9)	2,259	-
Loan receivable (Note 10)	18,986	-
Other assets (Note 11)	20,974	5,797
Future income tax assets (Note 17)	6,561	1,456

	$465,697	$177,106

Liabilities
Current
Accounts payable and accrued liabilities	$22,827	$7,225
Derivative related liabilities (Note 22i)	8,615	-

	31,442	7,225

Long term
Notes payable (Note 12)	106,847	-
Asset retirement obligations (Note 13)	8,012	4,972
Future income tax liabilities (Note 17ii)	2,922	3,100
Liabilities associated with assets held for sale (Note 4)	1,500	1,500

	150,723	16,797

	December 31,	December 31,
	2005	2004
Shareholders' Equity
Capital Stock
Authorized Unlimited number of first preference shares without par value issuable in seriesn Ulimited number of common shares without par
value Issued and outstanding 191,341,932 common shares (December 31, 2004-122,286,716 shares( Note 14i)	310,409	147,407
Share purchase warrants (Note 15)	3,737	10,864
Contributed surplus (Note 14ii)	4,676	1,775

(Deficit) retained earnings	(3,848)	263

	314,974	160,309

	$465,697	$177,106

Contingencies and commitments (Notes 21, 24)

Yamana Gold Inc.
For the Periods Ended
(In thousands of U.S. Dollars)
	December 31,	December 31,	February 29,
	2005	2004	2004
		(10 months)

Sales	$46,038	$32,298	$19,811
Cost of sales	(30,371)	(17,016)	(10,465)
Depreciation, amortization and depletion	(6,740)	(4,541)	(2,430)
Accretion of asset retirement obligations (Note 13)	(358)	(364)	(162)

Mine Operating Earnings	8,569	10,377	6,754

Expenses
General and administrative	(10,415)	(6,226)	(4,599)
Foreign exchange gain	369	1,848	75
Stock-based compensation (Note 16)	(2,298)	(2,191)	(612)

Operating (Loss) Earnings	(3,775)	3,808	1,618
Investment and other business income	4,049	792	483
Interest and financing expense	(94)	-	(255)
Unrealized loss on commodity contracts (Note 22i)	(8,615)	-	-

(Loss) Earnings Before Income Taxes	(8,435)	4,600	1,846

Income Tax Recovery (Expense) (Note 17i)	4,324	(1,817)	(838)

Net (Loss) Earnings	(4,111)	2,783	1,008
Retained earnings (deficit), beginning of period	263	(2,520)	(3,491)
Interest on Convertible Notes	-	-	(37)

(Deficit) retained earnings, end of Period	$(3,848)	$263	$(2,520)

(Loss) Basic Earnings per Share	$(0.03)	$0.03	$0.02
Diluted (loss) Earnings per Share
Weighted average number of Shares (Note 14iii)	$(0.03)	$0.02	$0.02
	144,888	100,036	43,674

Yamana Gold Inc.

For the Periods Ended
(In thousands of U.S. Dollars)

	December 31,	December 31,	February 29
	2005	2004	2004
		(10 months)
Operating Activities
Net earnings (loss) for the year	$(4,111)	$2,783	$1,008

Asset retirement obligations realized (Note 13)	(309)	(237)	-
Items not involving cash
Depreciation, amortization and depletion	6,740	4,541	2,430
Stock-based compensation (Note 16)	2,298	2,191	612

Future income taxes (Note 17)	(4,447)	430	(324)
Accretion of asset retirement obligations (Note 13)	358	364	162

Unrealized foreign exchange	(3,252)	(1,792)	(100)
Unrealized loss on commodity contracts (Note 22i)	8,615	-	-

Other	553	1,013	1,165

Net change in non-cash working capital (Note 18)	(3,035)	(757)	538

	3,410	8,536	5,491

Financing Activities
Issue of common shares and warrants for cash (net of issue costs)	155,099	71,931	56,349
Deferred financing charges (Note 11)	(4,630)	(3,049)	-
Loan proceeds	100,000	-	-

	250,469	68,882	56,349

Investing Activities
Business acquisition of Fazenda Brasileiro	-	-	(22,098)
Expenditures on mineral properties	(23,199)	(11,512)	(4,191)
Acquisition of property, plant and equipment	(5,752)	(3,079)	(1,770)
Expenditures on assets under construction	(132,031)	(11,965)	-
Purchase of investment	(2,258)	-	-
Loan receivable	(18,986)	-	-
Other Assets	(10,326)	(531)	-

	(192,552)	(27,087)	(28,059)

Increase in cash and cash equivalents	61,327	50,331	33,781

Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	3,252	2,120	100

Cash and cash equivalents, beginning of Period	87,054	34,603	722

Cash and cash equivalents, end of Period	$151,633	$87,054	$34,603

Cash and cash equivalents are comprised of the following:

Cash at bank	$20,576	$11,903	$6,977

Bank term deposits	131,057	75,151	$27,626

	$151,633	$87,054	$34,603

Supplementary cash flow information (Note 18)

Yamana Gold Inc.

Notes to the Consolidated Financial Statements

For the Year ended December 31, 2005, the Ten Month Period Ended December 31, 2004 and the Year Ended February 29, 2004
(Tabular amounts in thousands of US dollars unless otherwise noted)

1.	Basis of presentation/The Company

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These policies conform in all material respects with generally accepted accounting principles in United States of America (“US GAAP”) except as described in Note 26.

The Company is engaged in the acquisition, exploration and development and operation of mineral properties in Latin America. The Company has gold production, a copper-gold construction stage property, exploration properties and land positions in Brazil. Since August 2003 the Company has focused on creating production efficiencies at the Fazenda Brasileiro Mine, constructing the Fazenda Nova, Sao Francisco and Chapada Mines, discovering high priority exploration targets and acquisition of other high quality properties in Latin America.

The Company’s sales result from operations in Brazil. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain its production levels. Cash flow and profitability of operations is also affected by the gold price and exchange rates which can fluctuate widely and other numerous factors beyond the Company’s control.

2.	Change in year end

During 2004, the Company changed its year end from February 28/29 to December 31. As such, the comparative period is for the ten month period ending December 31, 2004.

3.	Significant accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash on deposit with banks and highly liquid short-term investments. Short-term investments are recorded at the lower of cost and net realizable value.

Inventory

Inventory consisting of metal-in-circuit ore, gold in process and product inventories is valued at the lower of the weighted average cost of production and net realizable value. Net realizable value is calculated as the difference between the estimated future metal price based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form. Inventories of material and supplies expected to be used in production are valued at the lower of cost and net replacement value.

Write downs of inventory resulting from net realizable and/or net replacement impairments are reported as a component of current period costs.

Metal in circuit is comprised of ore in stock piles and ore on heap leach pads. Ore in stock piles is comprised of ore extracted from the mine and is available for further processing. Costs are added to ore in stock piles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce of on the heap leach pad.

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Gold in process represents materials that are currently in the process of being converted to a saleable product.

Investments

Investments in shares in which the Company’s ownership is less than 20% and over which the Company does not exercise significant influence, are accounted for using the cost method. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is other than temporary, the investment is written down accordingly. A write down in investments is reported as a component of current period costs.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.  Variable Interest Entities (“VIEs”),which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structure, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest”or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  All intercompany balances and transactions are eliminated upon consolidation.  The Company did not hold any Variable Interest Entities as at December 31, 2005.

Financing Costs and deferred financing charges

Financing costs, including interest, are capitalized to assets under construction for which projects are actively being prepared for production. Deferred financing charges consist of expenses related to debt financing transactions and are amortized over the life of such debt facilities. Amortization of deferred financing charges is capitalized to assets under construction when the debt financing arrangement relates to a project actively being prepared for production. Capitalization is discontinued after commencement of commercial production.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost and amortization is recorded on a straight-line basis over the estimated useful life of the asset. Useful lives of property, plant and equipment currently range from three to nineteen years, but do not exceed the related estimated mine life based on proven, probable reserves and the portion of resources that management expects to become reserves in the future.

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful life of the asset. Repairs and maintenance expenditures are expensed as incurred.

Yamana reviews the carrying value of its property, plant and equipment on a regular basis and where the carrying value is estimated to exceed the estimated undiscounted future net cash flows, a provision is made against income in the year that such impairment is determined by management.

Assets under construction

Assets under construction consist of expenditures on the construction of future mines and include preproduction revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point at which time a mine is producing at a sustainable commercial level, after which costs are no longer capitalized and are reported as operating costs.

Mineral properties

Acquisition costs of mineral properties and direct exploration and development expenditures and pre-stripping costs are capitalized. Costs incurred for general explorations that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Costs relating to properties abandoned are written off when such a decision is made.

Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven, probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

The Company reviews the carrying value of each property on an ongoing basis. This review generally is made by reference to the timing of exploration and/or development work, work programs proposed and the exploration results achieved. Any excess of carrying value over the estimated undiscounted future net cash flows is charged to operations in the period in which such impairment is determined by management. Estimated undiscounted future net cash flows are calculated using estimated metal prices, operating costs, capital costs and reclamation and closure costs.

Asset retirement obligation

Reclamation and closure costs have been estimated based on the Company’ s interpretation of current regulatory requirements and measured at fair value. Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized as mine development costs and amortized over the life of the mine on a unit-of-production basis.

Income taxes

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

Revenue recognition

Revenue from the sale of gold or other metals is recognized when title is transferred and the risks and rewards of ownership pass to the purchaser including delivery of the product, fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are determinable.

(Loss) earnings per share

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive.  For this purpose, the “ treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.

Share issue costs

Costs incurred in connection with the issuance of capital stock are netted against the proceeds received.

Stock-based compensation

The Company has a stock option plan that is described in Note 16.

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the stock option vesting period. The Company stock option plan includes a stock appreciation feature. No adjustment for subsequent changes in the price of the Company’s shares is recorded. If and when the stock options are ultimately exercised, the applicable amount of additional paid-in capital in contributed surplus will be transferred to share capital.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP and notes there of requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Derivatives

The Company may enter into commodity contracts including forward contracts and derivatives to manage exposure to fluctuations in metal prices. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call options purchases offsets the committed ounces of the corresponding forward, derivative liabilities are presented net of amounts due to/from counterparties.

The Company recognizes the fair value of the financial instruments on the balance sheet and records changes in the fair value in current period earnings.

The Company has entered into non-hedge derivatives that include forward and option contracts intended to manage the risk of declining copper prices. The Company currently does not hedge any of its gold sales.

Foreign currency translation

The Company considers its foreign operations to be integrated operations. As such monetary assets and liabilities of the Company’s operations denominated in a currency other than the US dollar are translated into US dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of amortization which is translated at historical exchange rates. Exchange gains and losses on translation are included in earnings.

4.	Assets held for sale

The Company received an offer from Hidefield plc to purchase the Argentine properties for consideration comprised of a combination of cash proceeds and an equity interest in the capital of the purchaser. Upon closing of the transaction, the purchaser paid Yamana $350,000 and delivered 8.0 million common shares and 4.0 million common share purchase warrants of Hidefield plc. Additional consideration in late 2006 will also be provided. Deferred consideration will consist of either of the following at the option of the purchaser: (i)$1.6 million, (ii) 10 million common shares and 5 million share purchase warrants of Hidefield plc or (iii) $800,000 plus 5 million common shares and 2.5 million share purchase warrants of Hidefield plc. Consideration also includes a royalty of any and all ounces mined, produced or otherwise recovered from the properties, limited to an aggregate of $2 million. The Company did not record a significant gain or loss upon conclusion of this transaction. Subsequent to the period end, the Company closed the sale. There were no material operations related to the Argentine assets held for sale for the periods ended December 31, 2005, December 31, 2004 and February 29, 2004.

The following table presents summarized financial information of the assets held for sale:

	Dec. 31, 2005	Dec. 31, 2004
Assets
Property, plant and equipment	$350	$377
Mineral properties	5,317	5,036
Total assets held for sale	5,667	5,413
Liabilities Future income tax liability	(1,500)	(1,500)
Net assets held for sale	$4,167	$3,913

5.	Inventory

	Dec. 31, 2005	Dec. 31, 2004
Metal in circuit and gold in process	$8,343	$2,729
Product inventories	461	996
Materials and supplies	2,549	2,137

	$11,353	$5,862

6.	Property, plant and equipment

			Dec. 31, 2005		Dec. 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$1,116	$-	$1,116	$1,020	$-	$1,020
Buildings	12,141	3,024	9,117	8,106	2,006	6,100
Machinery and Equipment	14,826	3,383	10,903	9,196	1,890	7,306
Vehicles	2,632	728	1,904	2,654	526	2,128
Furniture and office equipment	1,817	418	1,399	1,262	304	958
Computer equipment and software	750	197	553	516	90	426
	$32,742	$7,750	$24,992	$22,754	$4,816	$17,938

7.	Assets under construction

	Dec. 31, 2005	Dec. 31, 2004
Fazenda Nova (i)	$-	$6,949
Sao Francisco	63,018	1,915
Chapada (ii)	91,327	3,221
	$154,345	$12,085

Construction and preproduction revenues will be transferred to property, plant and equipment and mineral properties for each property upon commencement of commercial production.

(i)	The Fazenda Nova Mine commenced commercial production effective May 1, 2005.

(ii)
Net interest capitalized during the period was $6.7 million (December 31, 2004 - $Nil). Amortization of deferred financing fees capitalized during the period was $1.1 million (December 31, 2004 - $Nil)

8.	Mineral properties

			Dec. 31, 2005		Dec. 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Fazenda Brasileiro	$30,711	$5,843	$24,868	$17,787	$3,704	$14,083
Santa Elina Properties	26,407	2,116	24,291	14,471	671	13,800
Chapada	11,747	-	11,747	10,118	-	10,118
Other	600	-	600	255	-	255
	$69,465	$7,959	$61,506	$42,631	$4,375	$38,526

9.	Investments

Investments consist of a portfolio investment recorded at cost. Market value is at December 31, 2005 was approximately $2.2 million (December 31, 2004 - $Nil).

10.	Loans receivable

In connection with the acquisition of RNC Gold Inc. and the purchase of 100% of the San Andres Mine in Honduras, the Company entered into a credit agreement whereby the Company made a senior secured loan to a wholly owned subsidiary of RNC Gold Inc. in the amount of $18.9 million. The loan was used primarily to fund the purchase of 75% of the outstanding capital of Minerales de Occidente S.A., 100% owner of the San Andrés Mine. Under the credit agreement the loan is secured by a pledge of all of the shares of the wholly owned subsidiary of RNC Gold Inc. and Minerales de Occidente S.A. and secured by an interest in all of the assets comprising the San Andrés mine.

The loan bears interest at a rate of 10% per annum and is due March 7, 2006. Subsequent to the year end, the transaction was approved by the shareholders of RNC Gold Inc., all regulatory approvals were obtained and the transaction closed.

11.	Other assets

	Dec. 31, 2005	Dec. 31, 2004
Deferred financing charges (i)	$10,138	$5,191
Long term tax credits (ii)	8,864	-
Deferred acquisition costs	940	-
Restricted Cash (iii)	583	-
Other	449	606
	$20,974	$5,797

(i)
Deferred financing charges relate to a $100 million debt facility for the development of the Chapada copper-gold project. Financing charges are amortized over the life of the loan as of the funding date of April 29, 2005. Amortization is capitalized to property development costs. The balance includes 2.5 million warrants issued in 2005 in respect to the debt facility which were valued at fair value of $1.4 million as calculated using the Black-Scholes pricing model. Balance is net of accumulated amortization of $1.1 million (December 31, 2004 - $Nil).

(ii)	Long term tax credits consist of Brazilian sales taxes which are recoverable against other taxes payable.

(iii)
Restricted cash consists of interest income earned on funds previously held in escrow. Funds held in escrow consisted of funds advanced under the loan facility for the development and construction of the Chapada copper-gold project. Upon funding, loan proceeds were held in an escrow account pending perfection and registration of security and were subsequently released during the period. As at December 31, 2005, $583,000 of interest income was held in escrow. These funds were released from escrow subsequent to the period end.

12.	Notes payable

Notes payable consist of a $100 million debt facility for the development and construction of the Chapada copper-gold project plus accrued interest of $6.9 million of which $1.5 million has been capitalized to the loan balance. The Company drew down the full $100 million under the loan facility on April 29, 2005. The notes are secured by all the assets of the Company and are for a term of six years and bear interest at an annual rate of 10.95%, compounded semi-annually. The Company has elected to defer interest payments for the first two years at a rate of 12.45% per year. The Company may elect to defer interest for an additional year at the rate of 13.95% per year. Principal is repayable upon maturity of the notes.

13.	Asset retirement obligations

The asset retirement obligation relates to reclamation and closure costs relating to the Company’s mine operations and projects under development. The asset retirement obligation is calculated as the net present value of estimated future cash flows which total $10.5 million and are required to satisfy the obligation discounted using a credit adjusted risk free rate of 7%. The settlement of the obligations will commence in 2006 and continues through to 2024. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais and are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items.

The following is an analysis of the asset retirement obligation:

	Dec. 31, 2005	Dec. 31, 2004 (10 months)
Opening balance	$4,972	$5,191
Accretion incurred in the current period	358	364
Additions to site reclamation during the current period	3,422	491
Reduction of estimated liabilities	(999)	(920)
Foreign exchange loss	568	331
Expenditures during the current period	309	(237)
	$8,012	$4,972

14.	Capital stock

(i)  Common shares issued and outstanding

	Number of Common Shares (000’s)	Amount (000’s)
Balance as at February 28, 2003	2,911	$3,515
Private placements, net of warrants and issue costs	29	35
Issued on conversion of subscription receipts	46,250	29,181
Public offering, net of issue costs	8,665	19,734
Payment of accounts payable	842	875
Exercise of options and share appreciation rights	25	31
Issued on purchase of First Preference Shares	388	1,277
Issued on conversion of convertible notes
Principal	1,027	1,480
Interest	38	49
Issued on acquisition of Santa Elina assets	34,886	18,250

Balance as at February 29, 2004	95,061	$74,427
Exercise of options and share appreciation rights	41	101
Public offering, net of issue costs	26,377	71,858
Issue of common shares	808	1,021

Balance as at December 31, 2004	122,287	$147,407
Exercise of options and share appreciation rights (1)	1,282	1,973
Shares issued pursuant to an early exercise of publicly traded warrants, net of costs (2)	41,286	55,554
Shares issued pursuant to an exchange of publicly traded warrants (2)	476	131
Public offering, net of issue costs (3)	26,000	105,289
Exercise of warrants	11	55

Balance as at December 31, 2005	191,342	$310,409

(1) The Company issued 1.3 million shares to optionees on the exercise of 1.1 million share options and 0.3 million options exercised under share appreciation rights. Previously recognized compensation expense in the amount of $0.3 million on options exercised during the year was charged to share capital with a corresponding decrease to contributed surplus.

(2) As of July 29, 2005, the Company effected an amendment of the terms of its 40,567,656 publicly traded warrants, each of which were exercisable at C$1.50 per common share and expiring July 31, 2008, that entitled warrant holders to receive an additional 0.0356 of a common share upon the exercise of their warrants during a 30-day voluntary early exercise period that expired August 29, 2005. An aggregate of 41,285,875 common shares were issued for net proceeds of $48.1 million pursuant to the early exercise of the warrants. An additional $7.4 million was charged to share capital in respect to the book value of the warrants. An additional 476,198 common shares were issued pursuant to the automatic exchange of the remaining 701,021 warrants subsequent to closing of the early exercise period, without payment of the exercise price or any additional consideration.

(3) On October 5, 2005, the Company completed a public offering for 26 million common shares at a price of Cdn$5.00 per share for aggregate gross proceeds of $110.9 million (Cdn$130 million) less issue costs of $5.6 million.

(ii) Contributed surplus

	Dec. 31, 2005	Dec. 31, 2004 (10 months)
Balance as at beginning of period	$1,775	$633

Transfer of stock based compensation on the exercise of stock option and share appreciation rights	(324)	(25)

Expired warrants	927	-

Stock based compensation on options granted	2,298	1,167

Balance as at end of period	$4,676	$1,775

(iii) Weighted average number of common shares and dilutive common share equivalents

	Dec. 31, 2005	Dec. 31, 2004	Feb. 29, 2004
Weighted average number of common shares of common shares	144,888	100,036	43,674
Weighted average number of dilutive warrants	17,531	22,347	18,808
Weighted average number dilutive stock options	3,620	2,622	2,864

	166,039	125,005	65,346

15.	Share purchase warrants

A summary of issued share purchase warrants as at the period end and the changes thereof during the period are as follows:

	Dec. 31, 2005		Dec. 31, 2004 (10 months)		Feb. 29, 2004
	Number of Warrants (000’s)	Weighted Average Exercise Price (Cdn$)	Number of Warrants (000’s)	Weighted Average Exercise Price (Cdn$)	Number of Warrants (000’s)	Weighted Average Exercise Price (Cdn$)
Outstanding, beginning of period	43,434	$1.78	41,431	$1.59	903	$6.04

Issued	2,500	4.70	2,500	4.05	40,600	1.50

Expired and exercised	(40,626)	1.51	(497)	5.88	(72)	8.36

Outstanding and exercisable, end of period	5,308	$4.43	43,434	$1.78	41,431	$1.59

The fair value of the issued warrants was $1.4 million, calculated using the using the Black-Scholes pricing model.

The Company had the following share purchase warrants outstanding as at December 31, 2005:

Exercise Price (Cdn$)	Weighted Number of Warrants Outstanding (000’s)	Average Remaining Contractual Life (years)
$ 5.57	284	0.16
$ 5.29	1	0.16
$ 4.70	2,500	4.31
$ 4.05	2,500	3.88
$ 2.09	23	1.52

	5,308	3.87

As of July 29, 2005, the Company effected an amendment of the terms of its 40,567,656 publicly traded warrants, as described in note 14. A total of 39,866,635 warrants were exercised during the exercise period. Upon the expiry of the voluntary exercise period, the remaining 701,021 warrants were exchanged, without payment of the exercise price or any additional consideration, for 476,198 common shares. An aggregate of 11,234 of non-publicly traded warrants were exercised and an aggregate of 47,242 warrants expired during the year.

16.	Stock options

Yamana’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 8.2 million (December 31, 2004 - 9.5 million; February 29, 2004 - 6.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan have an exercise price of not less than the closing price of the common shares on the TSX on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

The Company has expensed the value of the share purchase options granted during the year as compensation expense in the amount of $2.3 million with a corresponding increase in contributed surplus. Yamana accounts for all stock-based payments granted since March 1, 2002 to employees and non-employees using the fair value based method of accounting which is estimated at the time of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Dec. 31, 2005	Dec. 31, 2004 (10 month)	Feb. 29, 2004
Dividend yield	0%	0%	0%
Expected volatility	34%	50.5%	37.5%
Risk-free interest rate	3.4%	3.5%	3%
Expected life	3 years	3 years	3 years
Forteitures	Nil	Nil	Nil

A summary of the issued stock options to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

			Dec. 31, 2002			Dec. 31, 2004			Feb. 29, 2004
	Number of Options (000’s)		Weighted Average Exercise Price (Cdn$)	Number of Options (000’s)		Weighted Average Exercise Price (Cdn$)	Number of Options (000’s)		Weighted Average Exercise Price (Cdn$)
Outstanding, beginning of period Issued Exercised Expired and Cancelled	6,660 2,785 (1,485 (6	) )	$2.04 3.78 1.97 2.93	5,453 1,250 (41 (2	) )	$1.73 3.38 2.25 2.93	298 5,325 (14 (156	) )	$2.93 1.72 2.93 3.07

Outstanding, end of period	7,954		$2.67	6,660		$2.04	5,453		$1.73

Exercisable	7,954		$2.67	6,535		$2.03	5,288		$1.72

Stock options outstanding and exercisable as at December 31, 2005 are as follows:

Exercise Price (Cdn$)	Quantity (000’s)	Outstanding Weighted Average Remaining Contractual Life (years)
$4.63	150	9.60
$4.45	150	9.50
$3.69	2,485	9.37
$3.62	11	1.75
$3.44	1,015	8.07
$3.34	7	1.58
$2.93	21	4.68
$2.85	125	3.40
$2.25	60	2.86
$1.67	3,930	7.59

	7,954	8.16

17.	Income taxes

(i)	Income tax expense
The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	Dec. 31, 2005	Dec. 31, 2004 (10 months)	Feb. 29, 2004
Earnings (loss) before income taxes Statutory rate	$(8,435) 36.12%	$4,600 36.12%	$1,846 38.00%

Expected income tax expense (recovery)	$(3,047)	$1,662	$701
Effect of lower tax rates in foreign jurisdictions	(883)	(154)	(503)
Unrecognized tax benefits	1,935	19	1,364
Non-taxable items	(550)	106	(724)
Change in valuation allowance	(4,297)	184	-
Foreign exchange on inter-corporate debt	2,518	-	-

Income tax (recovery) expense	$(4,324)	1,817	$838
Current income tax (expense) recovery	(123)	(1,387)	(1,162)

Future income tax (recovery) expense	$(4,447)	430	$(324)

(ii)	Future income taxes

The temporary differences that give rise to future income tax assets relating to Canada, United States and Brazil are presented below:

	Dec. 31, 2005	Dec. 31, 2004
Amounts related to tax loss and credit carry-forwards in Canada and United States	$11,971	$7,175
Financing costs	3,979	3,126
Other temporary differences	(424)	-

Net future tax asset	15,526	10,301
Valuation allowance	(8,965)	(8,845)

Future income tax assets	$6,561	$1,456

The temporary differences that give rise to future income tax liabilities relating to Brazil are presented below:

	Dec. 31, 2005	Dec. 31, 2004
Mineral properties and property, plant and equipment	$(2,431)	$(2,492)
Asset retirement obligation	733	621
Unrealized foreign exchange gains on inter-company loans	(2,816)	(1,317)
Amounts related to tax loss and credit carry-forwards	1,592	-
Other	-	88

Future income tax liabilities	$(2,922)	$(3,100)

(iii)	Non-capital losses
The Company has non-capital losses of approximately $31 million available to apply against future taxable income as follows:

	US Dollar
	Local currency		Equivalent	Expiry Date
Canada		Cdn$ 28,700	$24,700	2006 to 2015
United States		US$ 1,100	$1,100	2013 to 2025
Brazil	$	R 11,841	$5,100	Unlimited subject to 30% of taxable income for each subsequent year to 30% of taxable income for each

18.	Supplementary cash flow information

(i)  Supplementary information regarding other non-cash transactions:

	Dec. 31, 2005	Dec. 31, 2004 (10 months)	Feb. 29, 2004
Transfer of contributed surplus upon issue of common shares on exercise of options	$324	$28	$-
Increase in contributed surplus on the expiry of warrants	$927	$-	$-
Deferred financing charges on the issue of warrants	$1,374	$2,142	$-
Issue of common shares for interest and principal due on convertible notes	$-	$-	$1,529
Issue of common shares for Santa Elina assets	$-	$-	$18,496
Amortization of deferred financing fees	$1,058	$-	$-
Accrued interest capitalized to assets under construction	$6,847	$-	$-

(ii) Net change in non-cash working capital:

	Dec. 31, 2005		Dec. 31, 2004 (10 months)	Feb. 29, 2004
Net decrease (increase) in Accounts receivable Advances and deposits 92) (1,249) (972) Inventory 91) (2,014) (1,611) Income tax recoverable	$876 (3,792 (5,491 (1,261	) ) )	$311 (1,249) (2,014) -	$(1,154) (972) (1,611) -

Net increase (decrease) in Accrued liabilities and accounts payable (net of accounts payable relating to assets under construction)	6,633		2,195	4,275

	$(3,035)		$(757)	$538

19.	Segmented information

The Company considers its business to consist of three geographical segments primarily in Brazil, Argentina and corporate head office in Canada.

(i)	Capital assets referred to below consist of land, buildings and equipment and mineral properties.

	Dec. 31, 2005	Dec. 31, 2004
Mineral properties, assets under construction and property, plant and equipment

Brazil	$240,644	$68,163
Argentina	5,667	5,413
Corporate	200	116
	$246,511	$73,692

Less: Assets held for sale	(5,667)	(5,413)
	$240,844	$68,279

(ii)
	Dec. 31, 2005	Dec. 31, 2004 (10 months)	Feb. 29, 2004
Mine Revenues
Brazil	$46,038	$32,298	$19,811

20.	Related party transactions

The Company had the following transactions with related parties:

	Dec. 31, 2005	Dec. 31, 2004 (10 months)	Feb. 29, 2004
Pursuant to the reimbursement of third party costs relating to the Company’s financing and property acquisitions incurred on behalf of the company	$-	$-	$438
Legal fees paid to a law firm that had partners who are either a former director or a former officer of the Company	$-	$-	$295
Directors fees and consulting fees to associates thereof	$243	$179	$117
Consulting fees paid to an officer prior to becoming an officer	$-	$-	$72

These transactions occurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

21.	Contractual commitments

Year	2006	2007	2008	2009	2010
Office leases	$375	$402	$274	$274	$274
Fazenda Brasileiro mine operating and service contracts	4,301	399	-	-	-
Fazenda Nova mine operating and service contracts	3,105	718	-	-	-
Chapada construction service contracts	49,417	1,320	289	-	-
São Francisco construction service contracts	2,936	-	-	-	-
	$60,134	$2,839	$563	$274	$274

22.	Financial instruments

(i)  Fair value of financial instruments

The carrying value of receivables, advances and deposits and accounts payable approximate their fair values due to the relatively short-term maturities of these instruments. There were no material differences between the book value and fair value of long-term debt.

Non-hedging derivative instruments are recorded at fair value. Fair value of derivative instruments are based on quoted market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market loss of $8.6 million (December 31, 2004 - $Nil; February 29, 2004 - $Nil) for the period. The maximum obligation over the life of the derivatives is $15 million.

The following table summarizes derivative gains (losses):

	Dec. 31,	Dec. 31,	Feb. 29,
	2005	2004	2004
		(10 months)
Forward contracts	$(13,355)	$-	$-
Long-call option contracts	9,097	-	-
Option premium	(4,357)	-	-

	$(8,615)	$-	$-
Future income tax - 36.12%	3,112	-	-

	$(5,503)	$-	$-

(ii)  Currency risk
Company sales are predominately denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company. The Company does not currently hedge its foreign currency exposure.

(iii) Commodity price risk
The profitability of the Company is directly related to the market price of gold. With the construction of the Company’s Chapada copper - gold mine which is expected to commence production in 2007, the Company will also be exposed to fluctuations in the price of copper. As of December 31, 2005, the Company had not hedged its exposure to the gold price. During the period, the Company entered into a combination of forward and call option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. This copper economic hedging program provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007. The program includes long call options at an average strike price of approximately $1.67 per pound of copper thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. No cash has been paid for the call options as the price has been deducted from the hedge price, providing a net hedge price of $1.27 per pound. The program requires no cash margin, collateral or other security from the Company.

23.	Subsequent Events

(i)  Subsequent to the year end, the Company acquired 100% of RNC Gold Inc. The Company exchanged 0.12 Yamana Gold Inc. common shares for one RNC Gold Inc. common share. The purchase price of this transaction totaled approximately $52 million, comprised of approximately 5.7 million Yamana common shares and other transaction costs and adjustments. Additionally, the Company paid $18.9 million in the form of a purchase loan for the San Andres Mine (refer to Note 10). The value of Yamana Gold Inc. common shares was C$5.66 per share based on the five day weighted average market price over the five day period ending December 4, 2005, being the date Yamana Gold Inc. and RNC Gold Inc. entered into the arrangement agreement.

The acquisition will be accounted for using the purchase method of accounting pursuant to which identifiable assets acquired and liabilities assumed will be recorded at their fair market values as of the date of acquisition. The estimated fair value of property, plant and equipment and mineral interests will be based on replacement costs. Estimated future cash flows used in the valuation will be based on estimated quantities of gold to be produced at each site, the estimated costs, timing and capital expenditures associated with such production, valuation of the exploration property surrounding operating assets, independent forecast of gold prices, inflation and foreign currency exchange rates at the date of acquisition and a discount rate of a similar market participant.

On December 16, 2005, RNC Gold Inc. acquired from Terra Mining Inc. (“Terra”), a private Belize company, 75% of the outstanding shares in the capital of Minosa. Total consideration paid for this transaction was cash proceeds of $12 million and the granting of a net smelter return royalty on the production from the San Andres mine, calculated as 1% on the first $20 million of annual revenue and 0.5% on all annual revenue in excess of $20 million subject to a cumulative aggregate maximum payment of $1.5 million. On February 28, 2006, RNC Gold Inc. exercised an option to acquire all of the outstanding shares of RNC (Honduras) Limited, a Belize corporation, which is the indirect owner of the remaining 25% interest in the San Andres mine. The optioned shares acquired were owned by certain senior executives of RNC. The parties have agreed that the purchase price for the optioned shares is $4 million, being the pro rata share of the cash portion of the purchase price to be received by Terra. The optionees further agreed to accept 872,073 common shares of Yamana in satisfaction of the purchase price. RNC will also acquire a 0.667% net smelter royalty on the Minosa production for consideration of $250,000.

The purchase price was calculated as follows:

Purchase of RNC shares (4,868,283 common shares)	$25,217,703
Purchase of Minosa	18,903,000
Purchase of RNC (Honduras) Limited	517,400
Estimated transaction costs	1,500,000
Fair value of options and warrants acquired	1,126,080
RNC management severance	760,000
$52,024,183

The purchase price was allocated as follows:

Net working capital acquired	(773,088)
Property, plant and equipment, net	8,359,691)
Mineral properties and other assets	(20,357,727)
Long-term liabilities	7,055,872
$42,434,634

$9,589,549
Future income tax credit - 25%	3,196,517

Excess of purchase price over carrying value of assets acquired	$12,786,066

The fair value of RNC warrants which will continue with Yamana have been valued using the Black-Scholes pricing model at $826,032. The fair value of the RNC outstanding stock options has been valued using the Black-Scholes pricing model at $300,048.

The entire excess of purchase price over carrying value of the assets acquired was allocated to Mineral Properties. This purchase price allocation is preliminary and is subject to adjustments upon final examination.

(ii)  Subsequent to the year end, on February 22, 2006, the Company entered into an arrangement agreement with Desert Sun Mining which owns the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. The transaction will increase the Company’s production profile and facilitate operational and administrative synergies.

The acquisition will be completed by way of a court approved Plan of Arrangement pursuant to which each Desert Sun Mining common share will be exchanged for 0.6 of a Yamana common share. All Desert Sun Mining options and warrants will become exercisable for common shares of the Company based on the exchange ratio. As a result of the proposed transaction, the combined company would be held by approximately 76% of existing Yamana shareholders and 24% by existing Desert Sun Mining shareholders. The total number of Yamana common shares outstanding would be approximately 262.1 million, calculated on a pro forma basis after giving effect to the Company’s acquisition of RNC Gold Inc.

The transaction is subject to all requisite regulatory and court approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by shareholders of Desert Sun Mining. The transaction is expected to close during the second quarter of 2006. If the combination does not occur under certain circumstances, Desert Sun Mining has agreed to pay the Company a break-fee of C$21.5 million.

24.	Contingency

During the period, a sales tax audit was completed by Brazilian state tax authorities which could result in a liability or a potential loss of recoverable Brazilian sales tax credits that have been recorded as receivables as at December 31, 2005 of approximately $1.7 million including penalties. The Company has not recorded an accrual at December 31, 2005 as it is the Company’s view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company’s financial condition or results of operation.

25.	Comparative figures

Certain of prior years’ figures have been reclassified to conform with current period’s presentation.

The Company has presented mine general and administrative expenses as part of general and administrative expenses in the statement of operations and reclassified prior period’s presentation accordingly. Previously, mine general and administrative expenses were presented in cost of sales as part of mine operating earnings. This change in presentation was adopted during the quarter ended June 30, 2005 to conform with the decision to centralize various functions and share services among various properties. The effect of the change was to decrease cost of sales and increase general and administrative expenses for the year by $1.47 million for the year ended December 31, 2005 (December 31, 2004 (ten months) - $739,000; February 29, 2004 - $451,000).

26.	Summary of principal differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States of America generally accepted accounting principles (US GAAP) are described and quantified below.

The impact of US GAAP on the consolidated income statements are as follows:

	Dec. 31,	Dec 31,	Feb. 29,
	2005	2004	2004
		(10 months)

Net (loss) earnings per Canadian GAAP	$(4,111)	$2,783	$1,008
Adjustment for depreciation, amortization and depletion	(1,420)	(1,091)	(937)
Write-off of deferred mineral property costs	(11,583)	(2,434)	(723)
Interest on convertible notes	-	-	(37)
Stock compensation expense	-	(630)	-
Pre-operating costs	(331)	(439)	-

	(17,445)	(1,811)	(689)
Tax effect of reconciling items	4,534	1,175	318

Net loss attributable to common shareholders under US GAAP	$(12,911)	$(636)	$(371)

Basic and diluted loss per share under US GAAP	$(0.09)	$(0.01)	$(0.01)

Weighted average number of shares outstanding under US GAAP (in thousands)	144,888	100,036	43,674

The impact of US GAAP on the consolidated balance sheets are as follows:

	Dec. 31,	Dec. 31,	Feb. 29,
	2005	2004	2004
Total assets under Canadian GAAP	$465,697	$177,106	$93,948
Write-off deferred mineral property costs	(19,939)	(8,356)	(5,922)
Adjustment to mineral properties	(4,352)	(2,524)	(1,100)
Adjustment to inventory	134	57	163
Future income tax asset	4,606	-	-
Total assets under US GAAP	$446,146	$166,283	$87,089
Total liabilities under Canadian GAAP	$150,723	$16,797	$12,687
Future income tax liability	(2,922)	(2,994)	(1,819)

Total liabilities under US GAAP	147,801	13,803	10,868

Shareholders’ equity under Canadian GAAP	314,974	160,309	81,261
Write-off of deferred mineral property costs	(19,939)	(8,356)	(5,922)
Adjustment for depreceiation, amortization and depletion	(3,448)	(2,028)	(937)
Write-off of pre-operating Costs	(770)	(439)	-
Future income taxes	7,528	2,994	1,819

Shareholders’ equity under US GAAP	298,345	152,480	76,221

Total liabilities and shareholders’ equity under US GAAP	$446,146	$166,283	$87,089

The components of Shareholders’ equity under US GAAP would be as follows:

	Dec. 31,	Dec. 31,	Feb. 29,
	2005	2004	2004
Shareholders’ equity

Common shares	$310,263	$147,261	$74,281
Additional paid-in capital	9,410	13,636	9,721
Deficit	(21,328)	(8,417)	(7,781)

Total Shareholders’ equity	$298,345	$152,480	$76,221

The impact of US GAAP on the consolidated cash flows are as follows:

	Dec.31,	Dec. 31,	Feb. 29,
	2005	2004	2004
		(10 months)

Cash flows from operating activities er Canadian GAAP	$3,410	$8,536	$5,491

Write-off of deferred mineral property costs	(11,914)	(2,873)	(723)

Cash flows from operating activities per US GAAP	$(8,504)	$5,663	$4,768

Cash flows from financing Activities per US GAAP	$250,469	$68,882	$56,349

Cash flows from investing activities per Canadian GAAP	$(192,552)	$(27,087)	$(28,059)
Write-off of deferred mineral property costs	11,914	2,873	723

Cash flows from investingactivities per US GAAP	($180,638)	$(24,214)	$(27,336)

(i)	Mineral properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and possible reserves. Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves. An additional depletion and exploration expense is required to be recognized under US GAAP. For the purposes of the consolidated statements of cash flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP.

(ii)	Pre-operating costs

US GAAP requires pre-operating costs to be expensed as incurred. Canadian GAAP allows pre-operating costs to be capitalized until commercial production is established.

(iii)	Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the periods ended December 31, 2005, December 31, 2004 (ten months) and February 29, 2004.

(iv)	Stock-based compensation

The Company has adopted the fair value method to account for stock-based transactions with employees and non-employees with effect from March 1, 2002 in accordance with the provisions of SFAS No. 148 and Canadian Institute of Chartered Accountants Handbook Section 3870.

Under FIN No. 44 the measurement of the stock-based compensation recognized in the period ended December 31, 2004 relating to the 808,000 shares issued would be measured at the date of final approval by the shareholders, with the result of increasing stock compensation expense by $630,000 for fiscal year ended December 31, 2004.

(v)  Comprehensive Loss

In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”).  Under SFAS No. 115, management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date.  Under SFAS No. 115, equity securities and long-term investments are classified as available-for-sale securities and accordingly, the Company is required to include the net unrealized holding gain on these securities in other comprehensive income. SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements.  Details would be disclosed as follows:

	Dec. 31,	Feb. 29,
	2005	2004	2004
		(10 months)
Net loss attributable to common shareholders under US GAAP	$(12,911)	$(636)	$(371)

Other comprehensive income (loss) Adjustment to unrealized loss on available for sale securities	$(106)	$-	$-

Comprehensive loss under US GAAP	$(13,017)	$(636)	$(371)

(vi)	Impact of Recent United States Accounting Pronouncements

Recently issued United States accounting pronouncements have been outlined below. The Company believes the new standards issued by the U.S Financial Accounting Standards Board (FASB) will not affect the Company.

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 24, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. This statement will be effective for fiscal periods beginning after June 15, 2005, on a modified prospective basis.

On April 15, 2005, the U.S. Securities and Exchange Commission (“SEC”) announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share-Based Payment (“SFAS 123(R)”). The SEC would require that registrants adopt SFAS 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. The Company currently uses the fair value method to account for stock options granted to consultants, employees and directors.

In October 2005, the FASB issued FASB Staff Position FAS 123 (R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123 (R)” (“FSP 123 (R)-2”). FSP 123 (R)-2 provides guidance on the application of grant date as defined in SFAS No. 123 (R). In accordance with this standard a grant date of an award exists if (i) the award is a unilateral grant and (ii) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company will adopt this standard when it adopts SFAS No. 123 (R), and does not anticipate that the implementation of this statement will have a significant impact on its results of operations.

In November 2005, the FASB issued FASB Staff Position FAS 123 (R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123 (R)-3”). FSP 123 (R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123 (R). The Company will adopt this standard when it adopts SFAS No. 123 (R), and does not anticipate that the implementation of this statement will have a significant impact on its results of operations.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 - The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005. Management does not expect the adoption of this FSP to have a material effect on the company’s consolidated financial position and results of operations.

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29. The guidance in APB No. 29, Accounting for Non-Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements. The Company will apply this consensus on its results of operations, financial position and cash flows if and when commercial production commences.

In March, 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligation - an interpretation of FASB 143”. FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation. It also provides criteria for determining when an asset retirement obligation may be estimated reasonably. The interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Retroactive application for interim financial information is permitted but not required. The Company will adopt this standard and does not anticipate that the implementation of this statement will have a significant impact on its results of operations.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109. The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities. Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained. The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy. It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized. The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted). The comment period ends September 12, 2005. The Company does not expect the proposed Interpretation to have a material impact on its results.